Exhibit 99.1

PARAMOUNT RESOURCES LTD.
Calgary, Alberta
March 19, 2007

NEWS RELEASE:      Paramount Resources Ltd.: Financial and Operating Results for the Three Months and
Twelve  Months Ended December 31, 2006

Paramount Resources Ltd.: Financial and Operating Results for the Three Months and Twelve Months Ended December 31, 2006

Paramount Resources Ltd. (TSX:POU) ("Paramount" or the "Company") is pleased to announce its financial and operating results for the three months and twelve months ended December 31, 2006.

HIGHLIGHTS (1)
($ millions except per share amounts and where stated otherwise)

Three Months Ended	Year Ended
	Dec 31, 2006	Sep 30, 2006	% Change	Dec 31, 2006	Dec 31, 2005	% Change
FINANCIAL
Petroleum and natural gas sales	73.1	77.9	(6)	312.6	482.7	(35)
Excluding Spinout Assets(9)				312.6	376.7	(17)

Funds flow from operations	26.1	37.3	(30)	171.6	252.5	(32)
Per share - diluted	0.38	0.54	(30)	2.53	3.89	(35)

Net earnings (loss)	(159.6)	22.2	(819)	(17.8)	(63.9)	72
Per share - diluted	(2.32)	0.32	(825)	(0.26)	(0.99)	74

Net capital expenditures	122.2	104.0	18	521.6	423.3	23
Excluding Spinout Assets(9)				521.6	374.5	39

Long-term investments
Market value (2)	582.9	645.6	(10)	582.9	358.5	63

Total assets	1,419.0	1,477.1	(4)	1,419.0	1,111.5	28

Net debt (3)	593.4	550.6	8	593.4	428.7	38

Common shares outstanding (thousands)	70,279	68,055	3	70,279	66,222	6

Market capitalization (4)	1,686.7	1,830.0	(8)	1,686.7	2,046.3	(18)
OPERATING
Total sales (Boe/d)	17,104	17,471	(2)	17,256	24,888	(31)
Excluding Spinout Assets(9)	17,104	17,471	(2)	17,256	18,676	(8)
Gas weighting	77%	78%	(1)	79%	82%	(4)
Excluding Spinout Assets(9)	77%	78%	(1)	79%	83%	(5)
RESERVES
Proved plus probable
Natural gas (Bcf)				277.0	255.4	8
Crude oil and liquids (MBbl)				10,055	8,016	25
Total (MBoe)				56,255	50,590	11
Estimated net present value before tax @ 10%
Proved				591.0	638.6	(7)
Proved plus probable				972.1	1,020.2	(5)
OIL SANDS RESOURCES (6) (7) - Best Estimate (5)
MMBbl				409	358	14
Estimated NPV before tax @ 10%				454	511	(11)
Net undeveloped land holdings (thousands of acres)				2,286	2,979	(23)

Total wells drilled (gross)	60	84	(29)	398	341	(17)
Success rate (8)	90%	90%	-	93%	95%	(2)

(1) Readers are referred to the advisories concerning forward-looking statements, non-GAAP measures, barrel of oil equivalent conversions and finding and development costs under the heading “Advisories” towards the end of the MD&A.

(2) Based on the period-end closing prices of Trilogy Energy Trust units on the Toronto Stock Exchange, latest private placement pricing for North American and book value of the remaining long-term investments.

(3) Net debt is equal to the sum of long-term debt, working capital deficit (surplus) and stock based compensation liability (excluding the stock based compensation liability associated with Paramount Options amounting to $27.7 million at December 31, 2006, $35.5 million at September 30, 2006 and $46.6 million at December 31, 2005 - see Liquidity and Capital Resource section of MD&A).

(4) Based on the period end closing prices of Paramount Resources Ltd. on the Toronto Stock Exchange.
(5)The engineering reports prepared by McDaniel and Associates Consultants Ltd. (“McDaniel”) provide “low estimate”, “best estimate” and “high estimate” cases. “Best estimate” refers to the most likely case.

(6) Comparative figures for 2005 exclude 565 MMBbl of oilsands resources ($676 million NPV before tax @ 10%) sold to North American during 2006. See Managements Discussion and Analysis - Other Operating Items - Capital Expenditures.

(7) Resources refers to the sum of the contingent resources and prospective resources. Contingent resources, as evaluated by McDaniel, are those quantities of bitumen estimated to be potentially recoverable from known accumulations, but are classified as a resource rather than a reserve primarily due to the absence of regulatory approvals, detailed design estimates and near term development plans. The resources attributable to Surmont have been classified by McDaniel as contingent resources.

(8) Success rate excludes oilsands evaluation wells.
(9) “Spinout Assets” - properties that became owned by Trilogy Energy Trust effective April 1, 2005 - see "Trilogy Spinout" below.

Significant Events - 2006

▪
During the third quarter, Paramount entered into a comprehensive, area-wide farm-in agreement (the “Farm-in”) respecting Mackenzie Delta, Northwest Territories exploratory properties EL 394, EL 427 and Inuvik Concession Blocks 1 and 2, covering approximately 412,500 hectares, an area about three-quarters the size of Prince Edward Island. Under the agreement, the farmee becomes the operator and will earn a 50 percent interest in the properties by drilling 11 wells and shooting a specified amount of 3D Seismic over a period of four years as well as making any required extension payments to the lessor during that period.

▪
Paramount successfully completed the spinout transaction of its northern exploratory assets on January 12, 2007, resulting in the creation of a new public corporation known as MGM Energy Corp. (“MGM Energy”) initially owned by Paramount and its shareholders. The northern exploratory assets included Paramount’s Mackenzie Delta farm-in and Colville Lake interests. A minor interest in a property which has proved developed reserves was also transferred to MGM as part of the plan of arrangement.

▪
Paramount achieved a key strategic milestone by completing a transaction with North American Oil Sands Corporation (“North American”), exchanging Paramount’s 50 percent interest in certain oil sands assets in the Leismer, Corner, Hangingstone and Thornbury areas in Northeast Alberta, for approximately 50 percent of the then outstanding shares of North American. Paramount retained the potential to participate in the future upside of the oil sands assets while eliminating the need to directly fund their development costs. North American has submitted the Leismer 10,000 Bbl/d development application with the Alberta Energy and Utilities Board and Alberta Environment. The Leismer Demonstration Project is anticipated to commence late 2008. Paramount continues to retain its 100 percent interest in oil sands assets in the Surmont area.

▪
During the third quarter, Paramount received regulatory approval to proceed with the commingling of natural gas from more than one producing formation in several core areas in the Kaybob Corporate Operating Unit (“COU”), and the Southern COU. This represents a significant positive step towards bringing on additional behind pipe production which has been delayed waiting on regulatory approval.

▪	Operational issues and wet weather delay continued to affect our ability to bring on additional production.

▪	Paramount closed a US$150 million Term Loan B Facility (the “Facility”) which has a term of six years, and is secured by all of the common shares of North American owned by Paramount.

▪
In November 2006, Paramount completed the private placement of 1,000,000 Common Shares issued on a flow-through basis at a price of $33.75 per share. The gross proceeds of this issue were $33.8 million. In November 2006, Paramount also completed the private placement of 1,000,000 Common Shares issued on a flow-through basis at a price of $33.75 per share to companies controlled by Paramount’s Chairman and Chief Executive Officer, and a member of their family. The gross proceeds of this issue were $33.8 million.

▪
In March 2006, Paramount completed the private placement of 600,000 Common Shares issued on a flow-through basis at a price of $52.00 per share. The gross proceeds of this issue were $31.2 million. Paramount also completed the private placement of 600,000 Common Shares at a price of $41.72 per share on the same day to companies controlled by Paramount’s Chairman and Chief Executive Officer. The gross proceeds of this issue were $25.0 million.

▪
Construction of the two drilling rigs for Paramount’s wholly owned U.S. subsidiary experienced some minor construction related delays. We anticipate that the rigs will be commissioned and operational no later than the third quarter of 2007, after which they will be dedicated to the drilling program developed for our North Dakota lands. To date, we have identified over 80 locations to be drilled in North Dakota on predominantly 100 percent working interest lands. The limited supply of drilling rigs in the United States has delayed our ability to pursue these opportunities, including the twelve wells we had originally planned to be drilled in 2006.

Operating and Financial Results

Reported year-over-year average sales volumes decreased to 17,256 Boe/d in 2006 as compared to 24,888 Boe/d in 2005, primarily as a result of the 2005 Trilogy Spinout.

Average daily natural gas sales volumes decreased 33 percent to 81.6 MMcf/d in 2006 compared to 122.6 MMcf/d in 2005, primarily as a result of the Trilogy Spinout. Excluding production from the Spinout Assets, 2005 average daily natural gas sales volumes were 92.7 MMcf/d. The remaining decrease in sales volumes in 2006 of 11.1 MMcf/d resulted primarily from declines in daily sales volumes in the Northwest Territories / Northeast BC Corporate Operating Unit, mainly at Liard and Liard West. These declines more than offset increases in daily natural gas sales volumes from the Kaybob and Southern Corporate Operating Units.

Average daily crude oil and NGLs sales volumes decreased 18 percent to 3,653 Bbl/d in 2006 compared to 4,452 Bbl/d in 2005, primarily as a result of the Trilogy Spinout. Excluding production from the Spinout Assets, 2005 average daily crude oil and NGLs sales volumes were 3,231 Bbl/d. New field discoveries in the Grande Prairie Corporate Operating Unit and increased NGLs sales from the Northwest Alberta / Cameron Hills Corporate Operating Unit were the primary reasons for the increase of 422 Bbl/d when comparing 2006 average annual daily sales volumes to 2005 average annual daily sales volumes (excluding the results of the Spinout Assets).

Paramount's 2006 production profile continued to be significantly weighted to natural gas. Excluding the results attributable to the Spinout Assets, natural gas sales volumes represented 79 percent of Paramount's 2006 average sales volumes as compared to 83 percent in 2005.

The following table summarizes Paramount’s average daily sales volumes by corporate operating unit for the years ended December 31, 2006 and December 31, 2005:

Natural Gas Sales (MMcf/d)	2006	2005	Change (%)
Kaybob(2)	15.3	13.0	17
Grande Prairie(2)	15.0	16.8	(11)
Southern	15.2	12.9	18
Northwest Territories / Northeast British Columbia	11.3	23.3	(52)
Northwest Alberta / Cameron Hills, Northwest Territories	22.4	24.7	(9)
Northeast Alberta	2.4	2.0	20
Subtotal	81.6	92.7	(12)
Spinout Assets(1)	-	29.9	N/A
Total	81.6	122.6	(33)

Crude Oil and Natural Gas Liquids Sales (Bbl/d)
Kaybob(2)	456	474	(4)
Grande Prairie(2)	678	393	73
Southern	1,426	1,469	(3)
Northwest Territories / Northeast British Columbia	25	14	79
Northwest Alberta / Cameron Hills, Northwest Territories	1,063	868	22
Northeast Alberta	5	13	(62)
Subtotal	3,653	3,231	13
Spinout Assets(1)	-	1,221	N/A
Total	3,653	4,452	(18)

Total Sales (Boe/d)
Kaybob(2)	2,999	2,635	14
Grande Prairie(2)	3,180	3,186	-
Southern	3,962	3,622	10
Northwest Territories / Northeast British Columbia	1,916	3,892	(51)
Northwest Alberta / Cameron Hills, Northwest Territories	4,798	4,976	(4)
Northeast Alberta	401	365	10
Subtotal	17,256	18,676	(7)
Spinout Assets(1)	-	6,212	N/A
Total	17,256	24,888	(31)
(1)
These volumes are presented in order to isolate the variance in the reported results related to the “Spinout Assets” - properties that became owned by Trilogy Energy Trust effective April 1, 2005 - see “Trilogy Spinout” below. Daily sales volumes for 2005 are computed by dividing total sales volumes from the Spinout Assets for the three months ended March 31, 2005 by 365 days.

(2)	Excludes daily production from the Spinout Assets for 2005.

Paramount's average realized natural gas price for 2006, before realized gains on financial instruments, decreased 11 percent to $7.66/mcf compared to $8.61/mcf in 2005. Paramount's average realized oil and NGLs price for 2006, before realized gains on financial instruments, increased five percent to $63.27/Bbl as compared to $60.01/Bbl in 2005.

Corporate Operating Unit Results

Kaybob

The Kaybob Corporate Operating Unit (“Kaybob”) produces natural gas, natural gas liquids and crude oil in west-central Alberta. The core natural gas producing areas in Kaybob include Musreau, Resthaven, and Smoky and the core oil producing area is Kakwa. These assets are characterized as deep basin, high pressure and large-reserves potential.

Paramount’s strategy for Kaybob is to focus the majority of its resources in areas that offer multi-zone Cretaceous potential, while monitoring and participating in the drilling of select deeper prospects. We plan to maintain high working interests in contiguous land blocks, gathering systems and processing facilities or enter into third party contracts to ensure adequate processing capacity where required. We anticipate significant growth potential for Paramount in Kaybob with the land base we have assembled.

Our 2006 sales volumes in Kaybob averaged 2,999 Boe/d, an increase of 14 percent over 2005 sales volumes of 2,635 Boe/d, excluding production from the Spinout Assets (see Management’s Discussion and Analysis - Trilogy Spinout). Increases in 2006 sales volumes were primarily a result of new wells at Musreau, Resthaven and Smoky. These volumes more than offset normal declines from Kaybob’s base production.

Kaybob’s capital expenditures for 2006 totalled $168.2 million, including $9.0 million to acquire new acreage through crown land sales and a total of $12.2 million for the expansion of the Smoky gas plant to 100 MMcf/d (10 MMcf/d net), the Resthaven gas plant to 25 MMcf/d (12.5 MMcf/d net), and the installation of a second compressor at Musreau. Paramount also continued to be active in acquiring additional acreage via farm-in opportunities.

With crown land sale prices setting record levels in 2006, our existing land is a valuable asset and we continue to manage activities to limit expiries. To evaluate expiring acreage and develop certain pools that were previously discovered, Paramount and its partners drilled 69 (25.2 net) wells in Kaybob in 2006. The majority of these new wells were in the Musreau, Resthaven and Smoky areas. These wells ranged in depths from 3,000 to 3,800 meters. Of the total 69 gross wells drilled in 2006, one well was abandoned, 22 wells are on production and the others are awaiting wellbore completions or the installation of facility equipment and pipelines.

Paramount received regulatory approvals at the end of the third quarter of 2006 for three applications allowing for commingling of natural gas from more than one producing formation. On November 1, 2006, approval of a blanket commingling directive was received which we expect will have a similar benefit for the vast majority of Paramount’s lands in Kaybob. We expect that this directive will result in reduced completion and equipping costs for wells going forward.

Paramount’s 2007 capital program for Kaybob of approximately $140 million, excluding land, includes the planned drilling of 40 (18.8 net) wells and the completion and tie-in of 27 (10 net) wells that were drilled in 2006.

We anticipate that our 2007 capital program will contribute significant production and reserves additions for the year.

Grande Prairie

The Grande Prairie Corporate Operating Unit (“Grande Prairie”) produces from a balanced portfolio of both sweet and sour natural gas, as well as crude oil and natural gas liquids. Paramount’s core areas in Grande Prairie are Ante Creek, Crooked Creek and Mirage. Ante Creek and Crooked Creek are being actively developed with deeper targets ranging between 2,300 to 3,200 metres, which tend to produce at higher rates and have larger reserves.

Our 2006 sales volumes in Grande Prairie averaged 3,180 Boe/d, which is similar to 2005 sales volumes after adjusting for production from the Spinout Assets. Grande Prairie experienced significant increases in oil and natural gas liquids sales volumes in 2006, mainly from the new field discoveries at Ante Creek and Crooked Creek. These increases were offset by reduced natural gas sales volumes due to natural declines at Mirage and reduced production at Shadow, as this area was shut in for most of the year because of capacity restrictions at a third party plant. Grande Prairie experienced a number of challenges during 2006, including delays in pipeline approvals at Ante Creek and Mirage, some new wells had high initial decline rates, and difficulties in obtaining approvals from surface landowners, regulatory bodies and other third parties.

Grande Prairie’s capital expenditures for 2006 totaled $84.4 million, excluding land. Our 2006 capital program focused on drilling, completions and facilities work, including drilling 36 (18.1 net) wells. A total of 14.5 net wells were brought on production in 2006.

Grande Prairie’s 2006 capital program exceeded the original budget at Ante Creek, Crooked Creek and Karr. Some of the originally budgeted wells which were not drilled were substituted by other opportunities. At Ante Creek, we increased our working interest in a number of wells and the drilling costs also exceeded budgeted amounts due to increased drilling depths and costs. At Crooked Creek, we drilled an additional six (1.2 net) wells and incurred the related but unbudgeted facilities and tie-in costs. At Karr, we drilled an additional well to follow up on a previous success. At Valhalla, we drilled an additional 2 (1.8 net) wells.

Paramount’s 2007 capital program for Grande Prairie includes planned expenditures of approximately $20 million, excluding land, and includes the planned drilling of 18 (6.2 net) wells focusing mainly on deeper and more prolific zones in the Crooked Creek and Ante Creek areas to follow up on previous discoveries. The strategic acquisition of crown land, farm-ins and capital investments during 2006 has resulted in several high quality opportunities being developed. In 2007, we are well positioned and plan to pursue developing these opportunities.

Southern

The Southern Corporate Operating Unit (“Southern”) produces natural gas, crude oil and natural gas liquids in Southern Alberta, Northern Montana and the Southwest portion of North Dakota. Southern’s core areas include the gas producing Chain/Craigmyle field near Drumheller, Alberta and the oil producing area near Medora, North Dakota.

The 2006 sales volumes in Southern averaged 3,962 Boe/d, 10 percent higher than 2005 sales volumes of 3,622 Boe/d. Southern had an exit rate for 2006 of 4,366 Boe/d which production volumes mainly came from the Chain and Long Coulee areas.

Southern’s capital expenditures for 2006 totaled $71.3 million, of which $34.5 million was spent on drilling and completions, $26.2 million was spent on facilities, and the remainder was spent on land and seismic. During 2006, Southern drilled 124 (93.1 net) wells which focused mainly on natural gas and coal bed methane (“CBM”).

In the Chain region, we continued the development of our shallow Edmonton, Horseshoe Canyon and Belly River reserves which began in 2004. In 2006, we drilled 94 (78 net) wells with a 100% success rate. We also expanded our low pressure infrastructure with the addition of two new compressors, moving a third to a new site and the installation of five new large diameter pipeline spines. Our low pressure infrastructure now connects five townships of land which can be produced through two receipt points on the Trans Canada pipeline system. On the conventional side, we drilled 9 (9 net) Mannville oil and gas wells, with new production expected by the end of the first quarter 2007. This exploitation program has seen the production in the Chain region increase from 3 MMcf/d in mid 2004 to 17 MMcf/d at the end of January 2007. In the Enchant area, we drilled a new well for the Devonian Arcs Formation. This well flow tested at over 400 Bbl/d of oil from the lower Arcs, and 2 MMcf/d from the upper Arcs. This well commenced production on February 1, 2007.

Summit Resources Inc., Paramount’s wholly owned United States subsidiary, operates in Montana and North Dakota. In North Dakota, we participated in the drilling of 9 (2 net) wells targeting the Birdbear A dolomite formation and one well targeting the Middle Bakken sandstone formation. These kinds of wells had a success rate of 55 percent, with average initial production rates of 250 Boe/d for the first month. Paramount has been acquiring acreage in North Dakota on the Bakken Fairway and added 18,000 net acres this year.

Our United States drilling program was postponed largely because of manufacturing delays on the rig building project in China. We now expect our rigs will be in service no later than the third quarter of 2007.

Paramount’s 2007 capital program for Southern includes planned expenditures of approximately $70 million, excluding land, and includes the planned drilling of 51 (36 net) wells. In Canada, the focus will be on drilling more CBM wells to keep facilities at full capacity. In the United States, the focus will be on drilling wells in the Red River, Bakken and Birdbear formations.

Northwest Territories / Northeast British Columbia

The Northwest Territories / Northeast British Columbia Corporate Operating Unit (“NWT / NEBC”) produces natural gas and natural gas liquids in the Liard Basin in northeastern British Columbia and in the Northwest Territories from the four main areas of Liard / Maxhamish, Tattoo, Clarke Lake, and West Liard. Our focus consists of both the Mississippian Mattson and Permian Fantasque formations for the Liard / Maxhamish and Tattoo areas; the Clarke Lake area consists of the Slave Point formation as well as targeting the Mississippian carbonates formation; and the West Liard area consists of the Middle Devonian Nahanni formation.

The 2006 sales volumes in NWT / NEBC averaged 1,916 Boe/d, a decrease of 51% from the 2005 sales volumes of 3,892 Boe/d. This decrease was primarily a result of production declines at Liard West and Maxhamish / Liard together with lower than forecasted drilling results from Liard and Liard West.

NWT / NEBC capital expenditures for 2006 were $36.9 million and 14 (10.2 net) wells were drilled. This was lower than budgeted as some drilling locations were cancelled at Liard West and Liard. Only one net well was recompleted versus the 1.7 net wells originally planned. The recompletion done at Maxhamish increased average daily production by 2.3 MMcf/d for the year. Compression was installed at Liard West, as planned, which stabilized the production rates. The change-out of compression done at Maxhamish optimized the capture of the remaining reserves at Liard / Maxhamish by lowering the field gathering pressures.

As of January 1, 2007, the NWT / NEBC Corporate Operating Unit was combined with the Northwest Alberta Corporate Operating Unit to form the “Northern Corporate Operating Unit.”

Northwest Alberta / Cameron Hills, Northwest Territories

The Northwest Alberta / Cameron Hills, Northwest Territories Corporate Operating Unit (“Northwest Alberta”) covers the extreme northwest corner of Alberta, extending into the Cameron Hills area in the Northwest Territories. The southern and eastern boundaries are located at township 85, and range 14, west of the fifth meridian, respectively. The Alberta provincial border defines the western edge.

Northwest Alberta targets hydrocarbon bearing zones in the region starting with Pleistocene-aged sands and gravels located at depths of 30 meters through Cretaceous-aged Bluesky / Gething sands, Mississippian carbonates and ending with Middle Devonian carbonates at depths of 1,600 meters. Production facility design and operation in the region accommodates a range of raw production from sweet low-pressure natural gas to high-pressure sour oil and natural gas.

The 2006 sales volumes from Northwest Alberta averaged 4,798 Boe/d, similar to 2005 sales volumes of 4,976 Boe/d. Increases encountered at Cameron Hills were offset by natural declines in other areas.

Northwest Alberta’s capital expenditures for 2006 totaled $33.7 million. We planned to drill a total of 38 (30.5 net) wells, but only 31 (22.4 net) wells were drilled mainly as a result of a shortened 2006 winter drilling season caused by warmer than average winter temperatures. A total of 14.2 net wells were planned to be tied-in during the year focused mainly at Cameron Hills, Bistcho and East Negus. However, only 5.4 net wells were tied in largely due to the warmer than normal winter and higher than normal industry activity levels.

Northwest Alberta faced higher than expected costs with regards to our 2006 capital and operational/maintenance programs. In addition, our operations were impacted by the shortage of services to conduct our winter programs as most of our properties have winter access only to complete the majority of capital and operational programs.

During the last quarter of 2006, an oil well was drilled and tied-in at Cameron Hills capable of producing 500 Bbl/d of net oil production and, as a result, an additional drilling location was identified which will likely be drilled in 2008.

Northern

As of January 1, 2007, Paramount formed the Northern Corporate Operating Unit (“Northern”) combining the corporate operating units of NWT / NEBC and Northwest Alberta.

Paramount’s 2007 capital program for Northern includes planned expenditures of approximately $35 million, excluding land, and includes the planned drilling of 14 (10.3 net) wells. The main focus will be drilling for oil at Cameron Hills, maintenance program at Bistcho, and pursuing acquisitions which would complement the existing business. A seismic program is currently underway in the first quarter of 2007 at West Bistcho.

Northeast Alberta / Oil Sands / Colville Lake

The Northeast Alberta / Oil Sands / Colville Lake Corporate Operating Unit (“Northeast Alberta”) produces mainly natural gas and operates in Northeast Alberta north of township 55 and in the Northwest Territories in the Mackenzie Delta area of the Mackenzie Valley and Colville Lake.

The 2006 sales volumes in Northeast Alberta averaged 409 Boe/d, 12 percent higher than 2005 volumes of 365 Boe/d. The increase is primarily the result of increased production from the Gas Re-Injection & Production Experiment (“GRIPE”) pilot at Surmont which commenced production in late 2005.

Northeast Alberta’s capital expenditures for 2006 totaled $42.8 million (excluding land), including $32.6 million for Paramount’s share of the first quarter North American oil sands drilling program, and $5.5 million for engineering and pre-drilling costs related to Mackenzie Delta farm-in agreement.

In the first quarter of 2007, Paramount plans to spend approximately $20.0 million to drill 43 additional oil sands evaluation wells (at an approximate cost of $0.3 million per evaluation well) and acquire five square miles of 3D seismic in its 100 percent owned Surmont leases. Paramount has commenced front end engineering design on an initial 10 MBbl/d oil sands development project for this area, with potential steam injection as early as 2010.

The Company has received a patent for MSAR™ Combustion & Sequestration Technology (“MCST”), a process to burn a fuel other than natural gas to generate steam for Steam Assisted Gravity Drainage (“SAGD”), use the flue gas to recover natural gas through enhanced gas discovery, and sequester substantially all of the CO2 produced in the process. The result, if successfully implemented, will be a more efficient SAGD development which uses much less natural gas and emits a fraction of the air emissions of a conventional SAGD project. The technology is a joint development of Paramount and two other third party companies.

Paramount’s 2007 capital program for Northeast Alberta includes planned expenditures of approximately $35 million, excluding land, $20 million of which includes capital expenditures for Surmont.

Financial

Funds flow from operations for 2006 totaled $171.6 million ($2.53 per share diluted), $80.9 million lower than funds flow from operations during 2005 which totaled $252.5 million ($3.89 per share diluted). The decrease was primarily due to:

(i)	Lower revenue as a result of overall lower realized natural gas prices before realized financial forward commodity contracts and lower natural gas sales volumes;

(ii)	Lower cash flows as a result of properties being transferred to Trilogy Energy Trust effective April 1, 2005; and

(iii)	Higher expenses.

These decreases were partially offset by:

(i)	Higher realized gains on financial forward commodity contracts.

For the year ended December 31, 2006, Paramount’s net earnings increased by 72 percent to a net loss of $17.8 million ($0.26 per share diluted) from a net loss of $63.9 million ($0.99 per share diluted) for the year ended December 31, 2005. The increase in net earnings is primarily the result of:

(i)	Higher income from equity investments, which includes dilution gains totalling $129.7 million;

(ii)	Lower non-cash stock based compensation expense; and

(iii)	Lower premium on redemption of US debt.

These changes were partially offset by:

(i)	A $183.8 million write-down of petroleum and natural gas properties during 2006.

2007 Outlook

Paramount's exit production rate for 2006 was approximately 18,800 Boe/d.

Paramount estimates 2007 average annual production will be approximately 21,000 Boe/d. We expect that our 2007 E&P capital expenditures will be about $300 million, excluding land and acquisitions.

Reserves

Paramount’s reserves for the year ended December 31, 2006 were evaluated by McDaniel & Associates Consultants Ltd. (“McDaniel”). Paramount’s reserves have been prepared in accordance with the standards contained in the Canadian Oil and Gas Evaluation Handbook and the reserves definitions contained in NI 51-101.

The following table summarizes the gross working interest reserves for the year ended December 31, 2006 using forecast prices and cost:

	Gross Proved				Before Income Tax Net
	and Probable Reserves (1)				Present Value (1) ($ millions)

Reserve Category (1)	Natural Gas	Light and Medium Crude Oil	Natural Gas Liquids	Boe (2)	Discount Rate
	(Bcf)	(MBbl)	(MBbl)	(MBoe)	0%	5%	10%
Canada
Proved
Developed Producing	84.2	2,138	1,011	17,187	485.1	422.4	376.6
Developed Non-Producing	41.1	393	205	7,457	178.9	136.5	108.5
Undeveloped	22.7	251	46	4,074	107.3	66.1	43.6
Total Proved	148.0	2,782	1,262	28,718	771.2	625.0	528.7
Probable	128.4	1,810	1,012	24,226	646.1	477.9	368.6
Total Proved Plus Probable Canada	276.5	4,592	2,274	52,944	1,417.4	1,102.9	897.3
United States
Proved
Developed Producing	0.4	2,317	76	2,460	98.8	76.4	62.6
Developed Non-Producing	-	-	-	-	(0.4)	(0.3)	(0.3)
Undeveloped	-	-	-	-	-	-	-
Total Proved	0.4	2,317	76	2,460	98.5	76.1	62.3
Probable	0.1	769	27	821	36.1	19.5	12.5
Total Proved Plus Probable United States	0.6	3,086	103	3,281	134.6	95.6	74.7
Total Proved	148.4	5,099	1,338	31,177	869.7	701.1	591.0
Total Probable	128.6	2,579	1,039	25,048	682.2	497.4	381.1
Total Reserves	277.0	7,678	2,377	56,225	1,551.9	1,198.5	972.1
(1) Columns and rows may not add due to rounding.
(2) Please refer to the discussion of Barrels of Oil Equivalent Conversions on page 39 of Management’s Discussion and Analysis.

Reserve Reconciliation

Total proved reserves at December 31, 2006 were approximately 148.4 Bcf of natural gas and 6.4 MMBbl of oil and natural gas liquids (31.2 MMBoe) and proved plus probable reserves were 277.0 Bcf of natural gas and 10.1 MMBbl of oil and natural gas liquids (56.2 MMBoe). On a barrel equivalent basis, reserves increased approximately 11 percent or 5.6 MMBoe over year-end 2005. The most significant additions to Paramount's reserves occurred in the Kaybob Corporate Operating Unit and Southern Corporate Operating Unit’s coal bed methane area. A significant negative revision was booked to proved and probable reserves for the Liard and Liard West areas due to well performance issues. The Company’s new reserves additions and extensions to existing proved plus probable reserves totaled over 15.2 MMBoe.

The following table sets forth the reconciliation of Paramount’s gross working interest reserves for the year ended December 31, 2006, as evaluated by McDaniel using forecasted prices and costs.

Reserves (Company share before royalty) (1)	Proved Reserves			Probable Reserves
	Gas	Oil & NGL	Boe (4)	Gas	Oil & NGL	Boe (4)
	Bcf	MBbl	MBoe	Bcf	MBbl	MBoe
Total Reserves Jan 1, 2006	133.9	5,663	27,984	121.5	2,353	22,606
2006 Divestments (2)	-	(2)	(2)	-	-	-
2006 Acquisitions (2)	0.2	3	44	0.1	1	14
2006 Reserve additions and extensions	38.2	1,081	7,444	38.5	1,376	7,801
2006 Production(3	(29.0)	(1,003)	(6,148)	-	-	-
2006 Technical Revisions (2)	5.1	1,081	1,855	(31.6)	(111)	(5,373)
Total Reserves Dec 31, 2006	148.4	6,437	31,177	128.6	3,618	25,048

	Proved & Probable Reserves
	Gas	Oil & NGL	Boe (4)
	Bcf	MBbl	MBoe
Total Reserves Jan 1, 2006	255.4	8,016	50,590
2006 Divestments (2)	-	(2)	(2)
2006 Acquisitions (2)	0.3	3	58
2006 Reserve additions and extensions	76.7	2,457	15,245
2006 Production(3	(29.0)	(1,311)	(6,148)
2006 Technical Revisions (2)	(26.5)	892	(3,518)
Total Reserves Dec 31, 2006	277.0	10,055	56,225

(1) Columns and rows may not add due to rounding.
(2) Paramount estimates.
(3) Excludes production from royalty interests.
(4) Please refer to the discussion of Barrels of Oil Equivalent Conversions on page 39 of Management’s Discussion and Analysis.

Finding and Development Costs

Finding and development (“F&D”) costs associated with the 2006 exploration and development program, including technical revisions, change in value of undeveloped land, long-term development projects, and changes in future capital, were $51.88/Boe on a proved basis and $45.17/Boe on a proved plus probable basis. F&D costs were $45.15/Boe on a proved basis and $39.83/Boe on a proved plus probable basis, excluding amounts associated with Paramount’s long-term development projects at Colville Lake, Mackenzie Delta, and the northeast Alberta oil sands.

Management's Discussion and Analysis

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with Paramount’s audited Consolidated Financial Statements for the year ended December 31, 2006 and Paramount’s audited Consolidated Financial Statements and MD&A for the year ended December 31, 2005. Information included in this MD&A and the Consolidated Financial Statements has been presented in Canadian dollars and in accordance with Canadian generally accepted accounting principles (“GAAP”), unless otherwise stated. The effect of significant differences between Canadian GAAP and United States GAAP is disclosed in Note 17 of the Consolidated Financial Statements.

This MD&A contains forward-looking statements, non-GAAP measures, and disclosures of barrels of oil equivalent volumes. Readers are referred to the advisories concerning such matters under the heading “Advisories” at the end of this document.

This MD&A is dated March 16, 2007. Additional information concerning Paramount, including its Annual Information Form, can be found on the SEDAR website at www.sedar.com.

Paramount is an independent Canadian energy company involved in the exploration, development, production, processing, transportation and marketing of petroleum and natural gas. Paramount’s principal properties are located in Alberta, the Northwest Territories and British Columbia in Canada, and in Montana and North Dakota in the United States. Management’s strategy is to maintain a balanced portfolio of opportunities, to grow reserves and production in Paramount’s core areas while maintaining a large inventory of undeveloped acreage, to focus on natural gas as a commodity, and to selectively enter into joint venture agreements for high risk/high return prospects. In addition, Paramount has spun-out three public entities: (i) Paramount Energy Trust in March, 2003; (ii) Trilogy Energy Trust in April, 2005; and (iii) MGM Energy Corp. in January, 2007.

Financial Results

		2006 vs		2005 vs
Year Ended December 31	2006	2005	2005	2004	2004
($ millions, except as noted)
Funds flow from operations(1)	171.6	(32%)	252.5	(14%)	294.4
per share - diluted ($/share)	2.53	(35%)	3.89	(19%)	4.82

Net earnings (loss)	(17.8)	72%	(63.9)	(255%)	41.2
per share - basic ($/share)	(0.26)	74%	(0.99)	(243%)	0.69
per share - diluted ($/share)	(0.26)	74%	(0.99)	(248%)	0.67

Earnings (loss) before discontinued operations	(17.8)	72%	(63.9)	(283%)	34.9
per share - basic ($/share)	(0.26)	74%	(0.99)	(271%)	0.58
per share - diluted ($/share)	(0.26)	74%	(0.99)	(274%)	0.57

Petroleum and natural gas sales
as reported	312.6	(35%)	482.7	(19%)	592.5
excluding Spinout Assets	312.6	(17%)	376.7	46%	258.8

Total assets	1,419.0	28%	1,111.5	(28%)	1,543

Long-term debt	508.8	44%	353.9	(23%)	459.1

Net debt(1)	593.4	38%	428.7	(5%)	451.0
(1) Funds flow from operations and net debt are non-GAAP measures. Readers are referred to the advisories concerning non-GAAP measures  under the heading “Advisories” at the end of this document.
(2) These values are presented in order to isolate the variance in the reported results relating to the “Spinout Assets” - properties that became owned by Trilogy Energy Trust effective April 1, 2005 - see “Trilogy Spinout” below.

Funds Flow From Operations

Paramount’s funds flow from operations decreased by 32 percent in 2006 to $171.6 million from $252.5 million in 2005. This decrease was primarily due to:

▪	Lower revenue as a result of overall lower realized natural gas prices and lower natural gas sales volumes;

▪	Lower cash flows as a result of properties being spun out to Trilogy Energy Trust effective April 1, 2005 - see “Trilogy Spinout” below; and

▪	Higher costs, including operating expense, cash stock-based compensation payments, general and administrative expense, and interest expense.

These decreases were partially offset by:

▪	Higher realized gains on financial forward commodity contracts and other items shown in the table below.

The following table summarizes the primary variances in funds flow from operations between fiscal 2005 and 2006:

	$ millions	% variance
2005 Funds Flow From Operations	252.5
Favourable (unfavourable) variance

Impact of Trilogy Spinout
Revenue	(106.0)
Royalties	25.3
Operating expense	16.1
Transportation expense	4.8
Total impact of Trilogy Spinout	(59.8)	(24)
Volume variance - natural gas	(30.9)	(12)
Volume variance - oil and NGLs	9.7	4
Price variance - natural gas	(44.5)	(18)
Price variance - oil and NGLs	1.5	1
Realized gain on financial instruments	54.2	21
Royalties	18.0	7
Operating expense	(12.2)	(5)
Transportation expense	5.6	2
Exploration	0.7	-
General and administrative expense	(9.8)	(4)
Stock-based compensation expense	(8.0)	(3)
Interest expense	(6.6)	(3)
Taxes	8.1	3
Distributions from equity investments	(6.4)	(3)
Other	(0.5)	-
Total variance	(80.9)	(32)
2006 Funds Flow From Operations	171.6

Paramount’s funds flow from operations decreased by 14 percent in 2005 to $252.5 million from $294.4 million in 2004. This decrease was primarily due to:

▪	Lower cash flows as a result of properties being spun out to Trilogy Energy Trust effective April 1, 2005 ($131.6 million impact);

▪	Higher costs, including royalties, operating expenses, and cash stock-based compensation payments ($60.2 million impact); and

▪	Higher realized losses on financial forward commodity contracts ($11.4 million impact).

These decreases were partially offset by:

▪	Increases in revenue from Paramount’s remaining properties as a result of increased volumes and prices ($118.0 million impact); and

▪	Distributions received from Paramount’s equity investees, including Trilogy Energy Trust ($45.1 million impact).

Net Earnings (Loss)

Paramount’s net earnings increased by 72 percent in 2006 to a net loss of $17.8 million from a net loss of $63.9 million in 2005. In addition to the changes highlighted in the funds flow table above, the increase in net earnings is primarily due to:

▪	Higher income from equity investments, which includes dilution gains totalling $129.7 million;

▪	Lower non-cash stock based compensation expense;

▪	Lower premium on redemption of US debt; and

▪	Increases in unrealized gains on financial instruments in 2006 as compared to unrealized losses on financial instruments in 2005 and other items shown in the table below.

These changes were partially offset by:

▪	A higher write-down of petroleum and natural gas properties as a result of year-end impairment tests and other items shown in the table below.

The following table summarizes the primary variances in net earnings (loss) between fiscal 2005 and 2006.

	$ millions	% variance
2005 Net Loss	(63.9)	-
Favourable (unfavourable) variance

Impact of variances in funds flow from operations	(80.8)	(126)
Unrealized gain (loss) on financial instruments	51.3	80
Stock-based compensation - non cash portion	76.1	119
Depletion, depreciation and accretion	28.3	44
Exploration	(2.8)	(4)
Dry hole	11.4	18
(Gain) loss on sale of property, plant and equipment	(6.6)	(10)
Write-down of petroleum and natural gas properties	(168.9)	(264)
Unrealized foreign exchange gain (loss)	(18.3)	(29)
Premium on redemption of US debt	53.1	83
Provision for doubtful accounts	(9.3)	(15)
Future income tax (recovery) expense	1.1	2
Income from equity investments and other	111.5	174
Total variance	46.1	72
2006 Net Loss	(17.8)

Paramount’s net earnings decreased by 255% in 2005 to a net loss of $63.9 million from net earnings of $41.2 million in 2004. In addition to the changes in funds flow from operations discussed above, the decrease was primarily due to:

▪	Increases in unrealized losses on financial instruments in 2004 as compared to unrealized gains on financial instruments in 2005 ($43.0 million impact);

▪	A premium being paid on redemption of US Senior Notes in 2005 which was charged to earnings ($41.0 million impact);

▪	Increases in unrealized foreign exchange losses, primarily related to US dollar denominated indebtedness ($23.0 million impact);

▪	Increased dry hole expense ($20.0 million impact);

▪	Increased write-downs of petroleum and natural gas properties ($15.0 million impact); and

▪	Higher non-cash stock-based compensation expense ($13.0 million impact).

These decreases were partially offset by:

▪	A lower provision for income taxes ($91.0 million impact); and

▪	A lower provision for depletion, depreciation and accretion, primarily as a result of the Trilogy Spinout ($14.0 million impact).

Results of Operations

Revenue
	Three Months Ended			Year Ended Dec 31
($ millions)	Dec 31/06	Sep 30/06	% change	2006	2005	% change
Natural gas sales	52.3	53.0	(1)	228.3	385.2	(41)
Oil and NGLs sales	20.8	24.9	(16)	84.3	97.5	(14)
Total	73.1	77.9	(6)	312.6	482.7(1)	(35)
(1) Includes revenue related to the Spinout Assets of $106.0 million - see “Trilogy Spinout” below.

Revenue from natural gas, oil and NGLs sales in 2006 was $312.6 million, down 35 percent from 2005 due to the impact of the Trilogy Spinout which was effective April 1, 2005 (see “Trilogy Spinout” below), lower natural gas sales volumes and lower realized natural gas prices.

The following table shows the impact of the Trilogy Spinout and changes in prices and volumes on petroleum and natural gas sales revenue for the year ended December 31, 2006:

($ millions)	Natural gas	Oil and NGLs	Total
Year ended December 31, 2005	385.2	97.5	482.7
Effect of April 1, 2005 Trilogy Spinout	(81.6)	(24.4)	(106.0)
Effect of changes in product prices	(44.4)	1.5	(42.9)
Effect of changes in sales volumes	(30.9)	9.7	(21.2)
Year ended December 31, 2006	228.3	84.3	312.6

Trilogy Spinout

On April 1, 2005, Paramount completed a reorganization pursuant to a plan of arrangement under the Business Corporations Act (Alberta) and other transactions, resulting in the creation of Trilogy Energy Trust (“Trilogy”) as a new publicly-traded energy trust (the “Trilogy Spinout”). Through the Trilogy Spinout, certain properties owned by Paramount located in the Kaybob and Marten Creek areas of Alberta, producing approximately 25,100 Boe/d at the time of the Trilogy Spinout, and three natural gas plants operated by Paramount were sold to Trilogy (the “Spinout Assets”). Through the Trilogy Spinout, Trilogy (i) became the indirect owner of the Spinout Assets, (ii) issued 79,133,395 trust units and (iii) paid approximately $220 million in cash to, and assumed $15 million of debt from, Paramount. Paramount retained 19 percent of the trust units issued, with Paramount’s shareholders receiving the remaining 81 percent of the trust units issued. Paramount’s Consolidated Financial Statements for the year ended December 31, 2005 include the results of operations and cash flows of the Spinout Assets to March 31, 2005. Daily production for the Spinout Assets represented approximately 60 percent of Paramount’s aggregate daily production as of the time of the Trilogy Spinout, based on average daily production rates for the quarter ended March 31, 2005.

The following table shows Paramount’s reported results for the year ended December 31, 2005, separating the results of the Spinout Assets from Paramount’s other properties and assets (the “PRL Props”):

	2005
	Spinout Assets	PRL Props	Reported
Sales Volumes
Natural gas (MMcf/d)	29.9	92.7	122.6
Oil and NGLs (Bbl/d)	1,221	3,231	4,452
Combined (Boe/d)	6,212	18,676	24,888

Average Price
Natural gas ($/Mcf)	7.46	8.98	8.61
Oil and NGLs ($/Bbl)	54.77	61.98	60.01

Operating Netback
($ millions)
Revenue(1)
Natural gas sales	81.6	303.6	385.2
Oil and NGLs sales	24.4	73.1	97.5
Total revenue	106.0	376.7	482.7
Royalties	25.3	66.0	91.2
Operating expense	16.1	59.7	75.9
Transportation	4.8	19.7	24.6
Operating netback	59.8	231.3	291.0
(1) Excludes gain/loss on financial instruments.

Sales Volumes
	Three Months Ended			Year Ended Dec 31
	Dec 31/06	Sep 30/06	% change	2006	2005	% change
Natural gas (MMcf/d)	79.0	81.4	(3)	81.6	122.6	(33)
Oil and NGLs (Bbl/d)	3,937	3,901	1	3,653	4,452	(18)
Total (Boe/d)	17,104	17,471	(2)	17,256	24,888(1)	(31)

(1) Includes sales volumes related to the Spinout Assets of 6,212 Boe/d - See “Trilogy Spinout” above.

Average daily natural gas sales volumes decreased 33 percent to 81.6 MMcf/d in 2006 compared to 122.6 MMcf/d in 2005, primarily as a result of the Trilogy Spinout. Excluding production from the Spinout Assets, 2005 average daily natural gas sales volumes were 92.7 MMcf/d. The remaining decrease in sales volumes in 2006 of 11.1 MMcf/d resulted primarily from declines in daily sales volumes in the Northwest Territories / Northeast British Columbia Corporate Operating Unit, mainly at Liard and Liard West. These declines more than offset increases in daily natural gas sales volumes from the Kaybob and Southern Corporate Operating Units.

Average daily crude oil and NGLs sales volumes decreased 18 percent to 3,653 Bbl/d in 2006 compared to 4,452 Bbl/d in 2005, primarily as a result of the Trilogy Spinout. Excluding production from the Spinout Assets, 2005 average daily crude oil and NGLs sales volumes were 3,231 Bbl/d. New field discoveries in the Grande Prairie Corporate Operating Unit and increased NGLs sales from the Northwest Alberta / Cameron Hills Corporate Operating Unit were the primary reasons for the increase of 422 Bbl/d when comparing 2006 average annual daily sales volumes to 2005 average annual daily sales volumes (excluding the results of the Spinout Assets).

The following table provides a comparison of average daily sales volumes by corporate operating unit, between 2006 and 2005:

	2006			2005			Change
	Natural Gas	Oil and NGLs	Total	Natural Gas	Oil and NGLs	Total	Natural Gas	Oil and NGLs	Total
	MMcf/d	Bbl/d	Boe/d	MMcf/d	Bbl/d	Boe/d	MMcf/d	Bbl/d	Boe/d

Kaybob(1)	15.3	456	2,999	13.0	474	2,635	2.3	(18)	364
Grande Prairie(1)	15.0	678	3,180	16.8	393	3,186	(1.8)	285	(6)
NW Alberta / Cameron Hills	22.4	1,063	4,798	24.7	868	4,976	(2.3)	195	(178)
Northwest Territories / NEBC	11.3	25	1,916	23.3	14	3,892	(12.0)	11	(1,976)
Southern	15.2	1,426	3,962	12.9	1,469	3,622	2.3	(43)	340
Northeast Alberta	2.4	5	401	2.0	13	365	0.4	(8)	36
	81.6	3,653	17,256	92.7	3,231	18,676	(11.1)	422	(1,420)
Spinout Assets	-	-	-	29.9	1,221	6,212	(29.9)	(1,221)	(6,212)
Total	81.6	3,653	17,256	122.6	4,452	24,888	(41.0)	(799)	(7,632)

(1) Excludes daily production from the Spinout Assets.

Paramount’s 2006 exit production was approximately 18,800 Boe/d, 14 percent lower than guidance of 21,900 Boe/d provided in the third quarter 2006 MD&A; primarily due to delays in bringing on production that was anticipated to be added by December 31, 2006 in the Kaybob Corporate Operating Unit, and operational issues that resulted in wells in the Grande Prairie and Northwest Territories / Northeast British Columbia Corporate Operating Units not being on production at year-end as originally anticipated.

Fourth quarter 2006 average daily natural gas sales volumes decreased three percent to 79.0 MMcf/d compared to 81.4 MMcf/d in the third quarter of 2006, as increases in daily sales volumes in the Kaybob and Grande Prairie Corporate Operating Units were more than offset by decreases in daily sales volumes in other corporate operating units, primarily the Northwest Alberta / Cameron Hills Corporate Operating Unit. During December 2006, a total of 5.2 MMcf/d of incremental production was brought on from wells at Chain, Musreau, Resthaven, Cutbank and Smoky.

Fourth quarter 2006 average daily oil and natural gas liquids sales volumes increased one percent to 3,937 Bbl/d compared to 3,901 Bbl/d in the third quarter of 2006, as increases in daily sales volumes in the Kaybob and Grande Prairie Corporate Operating Units were offset by decreases in daily sales volumes in other corporate operating units, primarily in the Northwest Alberta / Cameron Hills Corporate Operating Unit.

The following table provides a comparison of average daily sales volumes by corporate operating unit between the fourth quarter of 2006 and the third quarter of 2006:

	Q4 2006			Q3 2006			Change
	Natural Gas	Oil and NGLs	Total	Natural Gas	Oil and NGLs	Total	Natural Gas	Oil and NGLs	Total
	MMcf/d	Bbl/d	Boe/d	MMcf/d	Bbl/d	Boe/d	MMcf/d	Bbl/d	Boe/d

Kaybob	17.9	540	3,517	15.6	412	3,022	2.3	128	495
Grande Prairie	16.2	1,081	3,787	13.8	699	2,995	2.4	382	792
NW Alberta / Cameron Hills	17.3	904	3,785	24.3	1,327	5,376	(7.0)	(423)	(1,591)
Northwest Territories / NEBC	10.7	17	1,807	11.0	43	1,874	(0.3)	(26)	(67)
Southern	14.5	1,390	3,809	14.8	1,419	3,882	(0.3)	(29)	(73)
Northeast Alberta	2.4	5	399	1.9	1	322	0.5	4	77
Total	79.0	3,937	17,104	81.4	3,901	17,471	(2.4)	36	(367)

Commodity Prices

The table below shows key commodity price benchmarks and foreign exchange rates:

	Three Months Ended			Year Ended Dec 31
	Dec 31/06	Sep 30/06	% Change	2006	2005	% Change

Natural Gas
New York Mercantile Exchange (Henry Hub Close) monthly average (US$/MMbtu)	6.55	6.58	-	7.22	8.62	(16)

AECO monthly average:
Cdn$/GJ	6.03	5.72	5	6.62	8.04	(18)
US$/MMbtu	5.61	5.40	4	6.16	7.01	(12)

Crude Oil
West Texas Intermediate monthly average (US$/Bbl)	60.22	70.55	(15)	66.25	56.29	18

Edmonton par monthly average (Cdn$/Bbl)	65.14	79.75	(18)	73.34	69.19	6

Foreign Exchange

Canadian Dollar - US Dollar Exchange Rate
Monthly average with Company’s banker (Cdn$/1 US$)	1.14	1.12	2	1.13	1.21	(7)

Crude oil prices reached record highs in 2006 with West Texas Intermediate (“WTI”) averaging US$66.25/Bbl during the year, 18 percent higher than the WTI average in 2005. Natural gas prices declined from 2005 levels with New York Mercantile Exchange (“NYMEX”) gas averaging US$7.22/MMbtu for the year, 16 percent lower than the NYMEX average in 2005. Continued strong demand and concerns around supply disruptions and political instability in major oil producing countries contributed to the increase for crude oil. Higher levels of natural gas inventories and warmer than average winter temperatures contributed to the decrease for natural gas. During 2006, there was significant volatility in both crude oil and natural gas prices.

Average Realized Prices

	Three Months Ended			Year Ended Dec 31
	Dec 31/06	Sep 30/06	% change	2006	2005	% change
Natural gas ($/Mcf)	7.20	7.07	2	7.66	8.61	(11)
Oil and NGLs ($/Bbl)	57.47	69.32	(17)	63.27	60.01	5
Total ($/Boe)	46.48	48.44	(4)	49.63	53.13	(7)

Paramount’s average realized natural gas price for 2006, before realized gains on financial instruments, decreased 11 percent to $7.66/Mcf compared to $8.61/Mcf in 2005. Paramount’s average realized natural gas price for the fourth quarter of 2006, before realized gains on financial instruments, increased two percent to $7.20/Mcf compared to $7.07/Mcf in the third quarter of 2006. Paramount’s average realized gas price is based on prices received at the various markets in which it sells natural gas. Paramount’s natural gas sales portfolio primarily consists of sales priced at the Alberta spot market, eastern Canadian markets, California markets and a portion to aggregators.

Paramount’s average realized oil and NGLs price for 2006, before realized gains on financial instruments, increased five percent to $63.27/Bbl as compared to $60.01/Bbl in 2005. Paramount’s average realized oil and NGLs price for the fourth quarter of 2006, before realized gains on financial instruments, decreased 17 percent to $57.47/Bbl compared to $69.32/Bbl in the third quarter of 2006. Paramount's Canadian oil and NGLs sales portfolio primarily consists of lease sales priced in Edmonton, adjusted for transportation and quality differentials.  Paramount’s U.S. oil and NGLs sales portfolio is sold at the lease with differentials negotiated relative to West Texas Intermediate.

Risk Management

Paramount’s financial success is dependent upon the discovery, development and production of petroleum and natural gas reserves and the economic environment that creates a demand for petroleum and natural gas. Paramount’s ability to execute its strategy is dependent on the amount of cash flow that can be generated and reinvested into its capital program. To protect cash flow against commodity price volatility, Paramount will, from time to time, enter into financial and/or physical commodity price hedges. Any such hedging transactions are restricted for periods of one year or less and the aggregate of volumes under such hedging transactions are limited to a cumulative maximum of 50 percent of Paramount’s forecast production for the duration of the relevant period, determined on a barrel of oil equivalent basis. To protect cash flow against currency and interest rate volatility, Paramount will, from time to time, enter into financial hedges.

Paramount’s outstanding forward financial contracts are set out in the Consolidated Financial Statements in Note 11 - Financial Instruments and Note 15 - Subsequent Events. Paramount has chosen not to designate any of the financial forward contacts as hedges. As a result, such instruments are recorded using the mark-to-market method of accounting whereby instruments are recorded in the Consolidated Balance Sheet as either an asset or liability with changes in the fair value recognized in net earnings. The impact of any fixed price physical sales contracts are reflected in petroleum and natural gas sales.

The realized and unrealized gain (loss) on financial instruments, including financial forward commodity contracts and the foreign exchange collar reflected in the Consolidated Financial Statements are as follows:

	Three Months Ended			Year Ended Dec 31
($ millions, except as noted)	Dec 31/06	Sep 30/06	% Change	2006	2005	% Change
Realized gain (loss) on financial instruments	10.2	2.6	292	42.2	(12.1)	449
Unrealized gain (loss) on financial instruments	(1.7)	21.6	(108)	27.4	(24.0)	214
Total gain (loss) on financial instruments	8.5	24.2	(65)	69.6	(36.1)	292

Realized gain (loss) on financial instruments ($/Boe)	6.48	1.65	293	6.70	(1.33)	604
Unrealized gain (loss) on financial instruments ($/Boe)	(1.08)	13.43	(108)	4.35	(2.64)	265
Total gain (loss) on financial instruments ($/Boe)	5.40	15.08	(64)	11.05	(3.97)	378

Royalties

	Three Months Ended			Year Ended Dec 31
($ millions, except as noted)	Dec 31/06	Sep 30/06	% change	2006	2005	% change
Natural gas	5.7	5.0	14	32.7	73.4	(55)
Oil and NGLs	6.2	4.5	38	15.3	17.8	(14)
Total	11.9	9.5	25	48.0	91.2(1)	(47)
$/Boe	7.54	5.94	27	7.62	10.04	(24)
Royalty rate (%)	17.3	12.9	34	16.1	18.9	(15)
(1) Includes royalties related to the Spinout Assets of $ 25.3 million - See “Trilogy Spinout” above.

Royalties decreased 47 percent to $48.0 million in 2006 compared to $91.2 million in 2005, primarily as a result of the Trilogy Spinout and decreases in Paramount’s royalty rates. Excluding the results of the Spinout Assets, 2005 royalties were $65.9 million and the 2005 royalty rate was 17.5 percent. The 2006 royalty rate decreased to 16.1 percent from 17.5 percent in 2005, excluding the results of the Spinout Assets, primarily as a result of: (i) the impact of crown royalty holidays in the Kaybob Corporate Operating Unit; and (ii) the impact of immediate deductions of operating and capital costs for royalty purposes on frontier lands in the Northwest Territories.

The following table shows the impact of the Trilogy Spinout and the impact of changes in revenue and royalty rates on royalties’ expense for the year ended December 31, 2006.

($ millions)	Total
Year ended December 31, 2005	91.2
Effect of Trilogy Spinout	(25.3)
Effect of changes in revenue	(3.9)
Effect of changes in royalty rates	(14.0)
Year ended December 31, 2006	48.0

Fourth quarter royalties increased 25 percent to $11.9 million compared to $9.5 million in the third quarter of 2006, primarily as a result of higher royalty rates, mainly in the Northwest Alberta Corporate Operating Unit.

Operating Expense

	Three Months Ended			Year Ended Dec 31
($ millions, except as noted)	Dec 31/06	Sep 30/06	% change	2006	2005	% change
Operating expense	16.1	19.0	(15)	71.9	75.9(1)	(5)
$ / Boe	10.22	11.85	(14)	11.42	8.35	37

(1) Includes operating expenses related to the Spinout Assets of $ 16.1 million - see “Trilogy Spinout” above.

Operating expenses decreased five percent to $71.9 million in 2006 compared to $75.9 million in 2005 primarily as a result of the Trilogy Spinout. Excluding operating expenses from the Spinout Assets, 2005 operating expenses were $59.7 million. General increases in the costs of goods and services, combined with an increased level of maintenance activities in 2006 were the primary reasons for the increase of $12.2 million when comparing 2006 operating expenses to 2005 operating expenses, excluding the results of the Spinout Assets.

Fourth quarter operating expenses decreased 15 percent to $16.1 million compared to $19.0 million in the third quarter of 2006, primarily as a result of less workover and maintenance work being performed in the fourth quarter relative to the third quarter.

Transportation Expense

	Three Months Ended			Year Ended Dec 31
($ millions, except as noted)	Dec 31/06	Sep 30/06	% change	2006	2005	% change
Transportation expense	3.4	3.7	(8)	14.2	24.6(1)	(42)
$ / Boe	2.15	2.28	(6)	2.25	2.70	(17)

(1) Includes transportation expenses related to the Spinout Assets of $ 4.8 million - See “ Trilogy Spinout” above.

Transportation expense decreased 42 percent to $14.2 million in 2006 compared to $24.6 in 2005, primarily as a result of the Trilogy Spinout and the termination of a fixed price transportation commitment in the fourth quarter of 2005.

Fourth quarter 2006 transportation expense decreased 8 percent to $3.4 million compared to $3.7 million in the third quarter of 2006. On a sales-unit basis, fourth quarter transportation expense was relatively consist with third quarter transportation expense.

Netbacks

The following table shows Paramount’s reported netbacks by product type for 2006 and 2005:

	2006	2005
	Reported	Reported
Produced gas ($/Mcf)
Revenue (1)	7.25	8.08
Royalties	1.10	1.64
Operating expenses	1.93	1.38
Netback excluding realized financial instruments	4.22	5.06
Realized gain (loss) on financial instruments - natural gas	1.45	(0.16)
Netback including realized gain (loss) on financial instruments	5.67	4.90

Conventional oil ($/Bbl)
Revenue (1)	62.23	61.57
Royalties	9.80	9.64
Operating expenses	10.71	9.23
Netback excluding realized financial instruments	41.72	42.70
Realized loss on financial instruments - crude oil	(1.12)	(4.31)
Netback including realized loss on financial instruments	40.60	38.39

Natural gas liquids ($/Bbl)
Revenue (1)	60.25	54.51
Royalties	16.86	14.09
Operating expenses	10.72	7.15
Netback	32.67	33.27

All products ($/Boe)
Revenue (1)	47.38	50.43
Royalties	7.62	10.04
Operating expenses	11.42	8.35
Netback excluding realized financial instruments	28.34	32.04
Realized gain (loss) on financial instruments	6.70	(1.33)
Netback including realized gain (loss) on financial instruments	35.04	30.71
(1) Revenue is presented net of transportation costs and does not include gain / loss on financial instruments.

Funds Flow Netback per Boe (3)
($/Boe)	2006	2005	% Change
Netback excluding realized financial instruments	$28.34	$32.04	(12)
Realized gain (loss) on financial instruments	6.70	(1.33)	604
Realized foreign exchange gain	0.01	-	-
Gain on sale of investments	0.20	0.65	(69)
General and administrative expense	(4.98)	(2.27)	(119)
Stock-based compensation expense(1)	(2.90)	(1.12)	(159)
Interest (2)	(5.26)	(2.95)	(78)
Lease rentals	(0.39)	(0.35)	(11)
Asset retirement obligation expenditures	(0.12)	(0.11)	(9)
Distributions from equity investments	5.92	4.31	37
Current and Large Corporations Tax	(0.27)	(1.07)	75
Funds flow netback ($/Boe) (3)	$27.25	$27.80	(2)
(1) Excluding non-cash stock-based compensation expense.
(2) Excluding non-cash interest expense.
(3) Funds flow netback is a non-GAAP measure and is equal to funds flow from operations divided by Boe production for the relevant period.

Other Operating Items

General and Administrative Expense

	2006	2005	% Change

$ millions	31.4	21.5	46

General and administrative expense increased 46 percent to $31.4 million in 2006 compared to $21.5 million in 2005. This increase is primarily the result of increased staff levels and compensation costs, and decreased recoveries from Trilogy Energy Trust as a result of decreases in the extent to which Paramount provides services under the services agreement with Trilogy - see “Related Party Transactions” below.

Stock-Based Compensation Expense

	2006	2005	% Change

$ millions	(3.4)	64.6	105

Paramount uses the intrinsic value method to recognize compensation expense associated with outstanding stock options. In applying this method, a liability is accrued over the vesting period of the options, based on the difference between the exercise price of the options and the market price or fair value of the underlying securities. The liability is revalued at the end of each reporting period to reflect changes in the market price or fair value of the underlying securities and the passage of time, with the net change being recognized in earnings as stock based compensation expense. See “Stock-based Compensation Liability” below for further details concerning liabilities related to Paramount’s stock options.

Paramount recorded a stock-based compensation recovery of $3.4 million in 2006 compared to stock-based compensation expense of $64.6 million in 2005. The 2006 stock-based compensation recovery primarily resulted from decreases in the market price of Paramount’s class A common shares (each a “Common Share”) and the units of Trilogy Energy Trust in 2006 relative to 2005 year-end prices of such securities.

Depletion, Depreciation and Accretion Expense

	2006	2005	% Change

$ millions	156.2	184.5	(15)
$/Boe	24.80	20.30	22

Depletion, depreciation and accretion expense (“DD&A expense”) decreased 15 percent to $156.2 million in 2006 compared to $184.5 million in 2005, primarily as a result of the impact of the Trilogy Spinout. In 2005, DD&A expense related to the Spinout Assets totalled $30.2 million.

On a sales-unit basis, DD&A expense for 2006 was $24.80 per Boe compared to $20.30 per Boe for 2005. The per Boe DD&A expense rate for 2006 increased 22%, primarily as a result of higher costs of finding and developing reserves relative to prior years.

Exploration Expense

	2006	2005	% Change

$ millions	17.8	15.7	13

Exploration expense consists of geological and geophysical costs, seismic, and lease rentals expenses. These costs are expensed as incurred under the successful efforts method of accounting. Exploration expense increased 13 percent to $17.8 million in 2006 compared to $15.7 million in 2005.

Dry Hole Expense

	2006	2005	% Change

$ millions	33.5	44.9	(25)

Under the successful efforts method of accounting, the costs of drilling exploratory wells are initially capitalized. If economically recoverable reserves are not found, such costs are charged to earnings as dry hole expense in the year such determination is made. Costs of exploratory wells remain capitalized as non-depleted capital when a well has found a sufficient quantity of reserves to justify its completion as a producing well and sufficient progress is being made to assess the reserves and the economic and operating viability of the well. As of December 31, 2006, $157.8 million of costs relating to exploration wells were included in non-depleted capital and not subject to depletion, depreciation and accretion pending final determination.

Dry hole expense decreased 25 percent to $33.5 million in 2006 compared to $44.9 million in 2005. Previous year’s non-depleted capital with a carrying value of $12.2 million was written off as dry hole expense in 2006. Dry hole expense in 2006 related primarily to wells drilled in Alberta and the Northwest Territories.

Write-Down of Petroleum and Natural Gas Properties

	2006	2005	% Change

$ millions	183.8	14.9	1,134

Under the successful efforts method of accounting, producing areas and significant unproved properties are assessed annually, or more frequently as economic events dictate, for potential impairment. Any impairment loss is the difference between the carrying value of the asset and its fair value. Fair value is calculated as the present value of estimated expected future cash flows from proved and probable reserves.

Write-downs of petroleum and natural gas properties totalled $183.8 million in 2006 because of impairment tests being performed on our properties based on our December 31, 2006 reserves report. The 2006 write-down was primarily a result of negative revisions to proved and probable reserves, lower forecasted commodity prices and higher costs of finding and developing reserves. The most significant write-down in 2006 is related to the carrying value of properties in the Northwest Territories / Northeast British Columbia Corporate Operating Unit, where there were significant negative revisions to proved and probable reserves. The carrying values of properties within other corporate operating units were also written down.

Interest Expense

	2006	2005	% Change

$ millions	33.9	27.4	24

Interest expense increased by 24 percent to $33.9 million in 2006 compared to $27.4 million in 2005, reflecting increased average debt levels, including the addition of Paramount’s US$150 million Term Loan B Facility in the third quarter of 2006.

Foreign Exchange Loss (Gain)

	2006	2005	% Change

$ millions	9.8	(8.5)	216

Paramount recorded a foreign exchange loss of $9.8 million in 2006 compared to a foreign exchange gain of $8.5 million in 2005. The 2006 loss of $9.8 million is a result of unrealized foreign exchange losses related to US dollar denominated debt. During 2005, Paramount realized a foreign exchange gain of $14.3 million on redemption of two previously outstanding series of US Senior Notes, which offset accrued unrealized foreign exchange losses of $5.8 million, primarily relating to the 8 ½ percent US Senior Notes.

Provision for Doubtful Accounts

	2006	2005	% Change

$ millions	9.3	-	-

Paramount recorded a provision for doubtful accounts of $9.3 million in 2006, primarily related to amounts due from joint venture partners that have filed for protection under the Companies’ Creditors Arrangement Act. At this time Paramount is unable to determine the amounts that will ultimately be realized from such partners.

Income from Equity Investments and Other

	2006	2005	% Change

$ millions	154.4	49.9	209

Income from equity investments and other (“Equity Earnings”) is comprised of equity income, equity losses, and dilution gains associated with Paramount’s equity investments, as well as gains on sale of other investments. Equity Earnings increased 209 percent to $154.4 million in 2006 compared to $49.9 million in 2005, primarily due to increased dilution gains associated with Paramount’s equity investment in North American Oil Sands Corporation (“North American”). During the second quarter of 2006, Paramount completed a transaction with North American, exchanging Paramount’s 50 percent interest in certain oil sands assets in Northeast Alberta, for approximately 50 percent of the then outstanding shares of North American. In 2006, both Trilogy and North American issued additional units and shares, respectively to third parties. Paramount recorded aggregate dilution gains of $129.7 million in 2006, $111.3 million of which related to North American. During 2005, Paramount recorded dilution gains totalling $21.9 million relating to its interest in Trilogy.

Income and Other Tax Expense (Recovery)

($millions)	2006	2005	% Change

Current and large corporations tax expense	1.7	9.8	(83)
Future income tax expense (recovery)	(51.8)	(50.6)	2
Income and other tax expense (recovery)	(50.1)	(40.8)	23

Current and large corporation tax expense decreased 83 percent to $1.7 million in 2006 compared to $9.8 million in 2005. The future income tax recovery increased 2 percent to $51.8 million in 2006 compared to a recovery of $50.6 million in 2005.

The determination of Paramount’s income and other tax liabilities requires interpretation of complex laws and regulations often involving multiple jurisdictions. While income tax filings are subject to audits and potential reassessments, management believes adequate provision has been made for all income tax obligations. However, changes in interpretations or judgments may result in an increase or decrease in the Company’s income tax provision in the future.

Paramount records future tax assets and liabilities to account for the expected future tax consequences of events that have been recorded in its consolidated financial statements and its tax returns. These amounts are estimates; the actual tax consequences may differ from the estimates due to changing tax rates and regimes, as well as changing estimates of cash flows and capital expenditures in current and future periods. We periodically assess whether our future tax assets are realizable. If Paramount concludes that it is more likely than not that some portion or all of any future tax assets will not be realized, the tax asset will be reduced by a valuation allowance.

Capital Expenditures

			Change
($ millions) (2)	2006	2005	$	%
Land(1)	35.7	50.0	(14.3)	(29)
Geological and geophysical(1)	9.7	12.5	(2.8)	(22)
Drilling and completions(1)	264.0	248.1	15.9	6
Production equipment and facilities(1)	121.0	87.0	34.0	39
Exploration and development expenditures(1)	430.5	397.6	32.9	8
Property acquisitions(1)	15.8	13.6	2.2	16
Proceeds on property dispositions(1)	(7.2)	(10.6)	3.4	32
Other	26.0	1.5	24.5	1,633
Net capital expenditures on assets retained by Paramount(1)	465.1	402.2	62.9	16
Development expenditures on assets sold to North American	32.6	10.7	21.9	205
Acquisition of property sold to North American	23.9	10.5	13.4	128
Net capital expenditures	521.6	423.3	98.3	23
(1)	Excluding net expenditures related to the oil sands interests sold to North American - see below.
(2)	Columns may not add due to rounding.

During 2006, exploration and development expenditures, excluding capital expenditures related to the oil sands interests sold to North American, totalled $430.5 million as compared to $397.6 million in 2005. The increase in the 2006 capital expenditure program was primarily due to increased drilling activity in the Kaybob and Southern Corporate Operating Units. Increased facility expenditures were also incurred in the Kaybob Corporate Operating Unit to build gas plants, field compression, and gas gathering systems to accommodate new production from tie-ins completed in 2006 and additional tie-ins expected to take place in 2007.

During the first quarter of 2006, expenditures of $56.5 million were incurred to develop oil sands assets that were subsequently transferred to North American; $23.9 million was incurred on seismic, drilling and facilities construction; and $32.6 million was incurred to acquire a property which was subsequently sold to North American.

In April 2006, Paramount closed a transaction whereby it vended its interest in certain oil sands properties and other assets to North American for approximately 50 percent of the then outstanding common shares of North American and aggregate cash consideration of approximately $17.5 million. The transaction was measured at the carrying value of the properties transferred of $63.1 million, including a deferred credit of $6.5 million. In association with the transaction, a gain of approximately $1.2 million was recorded representing the reduction in Paramount’s economic interest following the transaction. The remainder of the cash consideration was recognized as a return of Paramount’s investment in North American. As at December 31, 2006, the estimated fair value of Paramount’s investment in North American was approximately $409.5 million, based on the price per North American share received in respect of the most recent private placements completed by North American in late 2006.

In the first quarter of 2007, Paramount plans to spend approximately $20.0 million to drill 43 additional oil sands evaluation wells (at an approximate cost of $0.3 million per evaluation well) and acquire five square miles of 3D seismic in its 100 percent owned Surmont leases. Paramount has commenced front end engineering design on an initial 10 MBbl/d oil sands development project for this area, with potential steam injection as early as 2010.

A comparison of the number of wells drilled for the past three years is as follows:

(wells drilled)	2006		2005		2004
	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)

Gas	235	147	273	139	229	145
Oil	20	10	18	9	12	10
Oil sands evaluation	124	62	35	14	17	17
D&A	19	12	15	10	13	8
Total	398	231	341	172	271	180
(1) “Gross” wells means the number of wells in which Paramount has a working interest or a royalty interest that may be converted to a working  interest.
(2) “Net” wells means the aggregate number of wells obtained by multiplying each gross well by Paramount’s percentage of working interest.

Quarterly Information

	2006				2005
($ millions, except as noted)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Funds flow from operations(1)	26.1	37.3	65.8	42.4	48.9	50.5	53.2	100.0
per share - diluted ($/share)	0.38	0.54	0.95	0.63	0.72	0.77	0.81	1.54

Net earnings (loss)	(159.6)	22.2	111.9	7.8	37.8	(69.1)	12.9	(45.6)
per share - basic ($/share)	(2.32)	0.33	1.65	0.12	0.57	(1.05)	0.20	(0.72)
per share - diluted ($/share)	(2.32)	0.32	1.61	0.12	0.56	(1.05)	0.20	(0.72)

Petroleum and natural gas sales	73.1	77.9	73.7	87.9	115.1	99.2	91.8	176.5

Quarterly sales volumes
Natural gas (MMcf/d)	79.0	81.4	83.2	82.9	92.7	98.8	97.7	202.7
Oil and NGLs (Bbl/d)	3,937	3,901	3,423	3,339	3,383	3,158	3,407	7,925
Total (BOE/d)	17,104	17,471	17,297	17,152	18,837	19,624	19,685	41,714

Quarterly average realized price
Natural gas ($/Mcf)	7.20	7.07	6.98	9.39	11.24	8.80	8.20	7.47
Oil and NGLs ($/Bbl)	57.47	69.32	66.79	59.39	61.74	65.95	61.16	56.33

(1) Funds flow from operations is a non-GAAP measure. Readers are referred to the advisories concerning non-GAAP measures under the heading “Advisories” at the end of this document.

The following discussion highlights some of the more significant factors that impacted petroleum and natural gas sales revenue and net earnings (loss) in the eight most recently completed quarters:

During the fourth quarter of 2006, petroleum and natural gas sales revenue decreased by $4.7 million from the prior quarter, primarily as a result of decreased realized Oil & NGL’s sales prices. Net earnings for the quarter decreased by $181.8 million from the prior quarter, primarily as a result of a write-down of petroleum and natural gas properties of $182.5 million, higher expenses, including non-cash general and administrative expense, depletion and depreciation, and foreign exchange losses.

During the third quarter of 2006, petroleum and natural gas sales revenue increased by $4.2 million from the prior quarter, primarily as a result of increased oil and NGLs sales volumes. Net earnings for the quarter decreased by $89.7 million from the prior quarter, as higher petroleum and natural gas sales revenue, higher gains on financial instruments and lower stock-based compensation expense were more than offset by a larger foreign exchange loss and lower dilution gains.

During the second quarter of 2006, petroleum and natural gas sales revenue decreased by $14.2 million from the prior quarter, primarily as a result of decreased realized natural gas prices. Net earnings for the quarter increased by $104.1 million from the prior quarter, as decreased petroleum and natural gas sales revenue and lower gains on financial instruments were more than offset by a dilution gain of $101.0 million, lower stock-based compensation expense, lower geological and geophysical expense, higher foreign exchanges gains, and lower tax expense.

During the first quarter of 2006, petroleum and natural gas sales revenue decreased by $27.2 million from the prior quarter, primarily as a result of decreased natural gas sales volumes and decreased realized natural gas prices. Net earnings for the quarter decreased by $30.0 million from the prior quarter, as decreases in petroleum and natural gas sales revenue, decreased dilution gains, and increases in tax expense more than offset decreases in stock-based compensation expense and write-down of petroleum and natural gas properties.

During the fourth quarter of 2005, petroleum and natural gas sales revenue increased by $15.9 million from the prior quarter, primarily as a result of increased realized natural gas prices, the impact of which was partially reduced by lower natural gas sales volumes. Net earnings for the quarter increased by $106.9 million from the prior quarter, as increased petroleum and natural gas sales revenue, increased gains on financial instruments, lower stock-based compensation expense, and dilution gains more than offset higher expenses including dry hole expense, write-down of petroleum and natural gas properties, foreign exchange losses and income tax expense.

During the third quarter of 2005, petroleum and natural gas sales revenue increased by $7.4 million from the prior quarter, primarily as a result of increased realized natural gas prices. Net earnings for the quarter decreased by $82.0 million from the prior quarter as increases in petroleum and natural gas sales revenue, higher foreign exchange gains, and lower tax expense were more than offset by higher financial instruments losses, and higher expenses including royalties, stock-based compensation expense, and dry hole expense.

During the second quarter of 2005, petroleum and natural gas sales revenue decreased by $84.7 million primarily as a result of the Trilogy Spinout - see “Trilogy Spinout” above. The impact of the Trilogy Spinout on petroleum and natural gas sales was reduced because of higher realized prices for natural gas and oil and NGLs. Net earnings for the quarter increased by $58.5 million from the prior quarter as decreases in petroleum and natural gas sales and higher tax expense were more than offset by higher financial instruments gains and lower expenses including royalties, operating expenses, depletion and depreciation, and premium on exchange of US debt.

Liquidity and Capital Resources

			Change
($ millions) (4)	2006	2005	$	%
Working capital deficit(1)	84.3	70.7	13.6	19
Credit facility	85.1	105.5	(20.4)	(19)
Term loan B facility	174.8	-	174.8	N/A
US Senior Notes	248.9	248.4	0.5	-
Stock-based compensation liability(2)	0.3	4.1	(3.8)	(93)
Net debt(3)	593.4	428.7	165.0	38
Share capital	341.1	198.4	142.7	72
Retained earnings	222.7	238.4	(15.7)	(7)
Total	1,157.2	865.5	291.7	34
(1) Includes current portion of stock-based compensation liability of $5.2 million in 2006 (2005 - $27.3 million).
(2) Since August 2005, Paramount has generally declined optionholders’ requests for a cash payment relating to vested Paramount Options, thereby necessitating optionholders to exercise their vested Paramount Options, and to pay the aggregate exercise price of their stock options to Paramount as consideration for the issuance by Paramount of Common Shares. Paramount expects that this will continue. As a result, the stock-based compensation liability associated with Paramount Options of $27.7 million has been excluded from the computation of Net Debt at December 31, 2006 (2005 - $46.6 million).
(3) Net debt is a non-GAAP measure. Readers are referred to the advisories concerning non-GAAP measures under the heading “Advisories” at the end of this document. Net Debt includes the stock-based compensation liability associated with Holdco Options totalling $5.5 million in 2006 (2005 - $31.4 million) as Paramount has accepted optionholders’ requests for cash payments, and expects that this will continue.
(4) Columns may not add due to rounding.

Working Capital

Paramount’s working capital position at December 31, 2006 was an $84.3 million deficit compared to a $70.7 million deficit at December 31, 2005. Included in working capital as of December 31, 2006 is a $22.8 million current asset relating to the mark-to-market value of unsettled financial instruments (December 31, 2005 - $4.6 million net current liability). The following table provides a breakdown of the fair value of financial instruments included in the consolidated balance sheet as of December 31:

($ millions)	2006	2005	% Change

Financial forward commodity contracts - asset	18.3	2.4	663
Financial forward commodity contracts - liability	-	(7.1)	100
Foreign exchange collar	4.5	-	N/A
Net financial instrument asset (liability)	22.8	(4.7)	585

The amount ultimately paid or received by Paramount on settlement of the financial instruments is dependent upon underlying crude oil prices, natural gas prices, and the Canadian dollar / United States dollar exchange rate when the contracts are settled. Between January 1, 2007 and March 16, 2007, Paramount realized gains totalling $16.0 million in connection with the above financial instruments that were outstanding as of December 31, 2006.

Paramount recorded a provision for doubtful accounts of $9.3 million in 2006, primarily related to amounts due from joint venture partners that have filed for protection under the Companies’ Creditors Arrangement Act which reduced working capital by an equivalent amount. At this time Paramount is unable to determine the amounts that will ultimately be realized from such partners.

Credit Facility

At December 31, 2006, Paramount had a $200 million committed credit facility with a syndicate of Canadian banks, $121 million after adjustments for US Senior Notes and Term Loan B Facility service costs. Total drawings under the credit facility were $85.1 million at December 31, 2006. Paramount had outstanding letters of credit totalling $20.8 million at December 31, 2006 that reduced the amount of available borrowing by Paramount. The unutilized portion of Paramount’s credit facility was $15.1 million at December 31, 2006. The weighted average interest rate on borrowings under the credit facility was approximately 5.6 percent at December 31, 2006. Paramount has requested an extension of the revolving term of the credit facility to March 2008. The lending syndicate is expected to accept such an extension and determine the amount of the borrowing base before March 29, 2007.

Term Loan B Facility

During August 2006, Paramount closed a six-year US$150 million non-revolving Term Loan B Facility (the “TLB Facility”). The full amount of the TLB Facility was drawn on closing. Net proceeds from the TLB Facility of $162.5 million were used for general corporate purposes including the repayment of debt. The TLB Facility is secured by all of the common shares of North American owned by Paramount, having an estimated market value of approximately $409.5 million as of December 31, 2006, based on the price per North American share received in respect of the most recent private placements completed by North American in late 2006.

US Senior Notes

At December 31, 2006, Paramount had approximately US $213.6 million (Cdn $248.9 million) outstanding principal amount of 8 1/2 percent US Senior Notes due 2013 (the “US Senior Notes”). The US Senior Notes are secured by 12.8 million Trilogy trust units owned by Paramount, having a market value of approximately $145.3 million as of

December 31, 2006, estimated using the closing price for Trilogy trust units on the Toronto Stock Exchange on December 29, 2006. These Trilogy trust units are reflected in Long-term investments and other assets in Paramount’s Consolidated Balance Sheet, and when combined with the other 2.8 million Trilogy trust units held by Paramount relating to its obligations under Holdco Options, have a carrying value of $65.0 million at December 31, 2006 on Paramount’s Consolidated Balance Sheet.

Share Capital

During 2006, Paramount issued an aggregate 3.2 million Common Shares for gross proceeds of $123.7 million through private placements which closed during March and November. A total of 2.6 million of the Common Shares issued under the private placements were issued on a flow-through basis. Proceeds from these offerings were used to fund Paramount’s capital expenditure program and for general corporate purposes.

During 2006, Paramount issued an aggregate 0.9 million Common Shares in connection with the exercise of stock options. Paramount received aggregate cash proceeds of $5.0 million in connection with the exercise of such stock options.

At March 16, 2007, Paramount had 70.9 million Common Shares outstanding. At March 16, 2007 there were 5.2 million Paramount Stock Options (each entitling the holder to acquire one Common Share) outstanding (0.4 million exercisable) and 0.7 million Holdco options (which do not entitle the holder to any securities of Paramount) outstanding (0.3 million exercisable).

Stock-Based Compensation Liability

Paramount has an Employee Incentive Stock Option plan as disclosed in Note 9 to the Consolidated Financial Statements.

Under the terms of the Trilogy Spinout, and in order to preserve but not enhance the economic benefit to the optionholders of their Paramount Options, on April 1, 2005 each outstanding Paramount Option was replaced with one new option and one Holdco option. Holdco options derive their value from changes in Trilogy’s unit price and distributions paid by Trilogy. At December 31, 2006, the stock based compensation liability associated with Paramount’s stock options was $27.7 million and the stock based compensation liability associated with Holdco options was $5.5 million.

Holders of stock options and Holdco options may exercise their vested options or request a cash payment for the surrender of their options. Paramount may choose to decline optionholders’ requests for a cash payment in respect of stock options and therefore require the optionholder to exercise their vested options for cash and acquire Common Shares. For exercises of stock options, Paramount has generally declined optionholders’ requests for a cash payment since August 2005 and has therefore required optionholders to exercise their vested options and acquire Common Shares. Paramount expects that this will continue.

For exercises of Holdco options cash payments are made by Paramount.

Contractual Obligations

Paramount has the following contractual obligations as at December 31, 2006:

($ millions)	Recognized in financial statements	Less than 1 Year	1 - 3 years	4 - 5 years	After 5 years	Total
US Senior Notes (1)	Yes	21.2	42.3	42.3	280.7	386.5

Credit facility (2)	Yes	4.8	86.3	-	-	91.1

Term Loan B Facility(3)	Yes	17.3	34.5	34.5	186.3	272.6
Stock-based compensation liability (4)	Yes - Partially	29.9	14.0	-	-	43.9
Asset retirement obligations(5)	Yes - Partially	1.0	2.0	2.0	182.8	187.8
Pipeline transportation commitments(6)	No	16.9	20.2	15.7	49.7	102.5

Capital spending commitment	No	69.8	114.9	0.1	-	184.8

Leases	No	4.2	4.6	3.5	2.7	15.0
Total (7)		165.1	318.8	98.1	702.2	1,284.2
(1)The amounts payable within the next five years represent the estimated annual interest payment on the US Senior Notes. The amount payable for the US Senior Notes after five years also includes interest thereon totalling $31.7 million (US$27.2 million).
(2) Advances bear floating rate interest based on the Banker’s Acceptance rate, Canadian Prime rate, LIBOR or the US Base rate. Paramount has discretion with respect to the basis upon which interest rates are set. As at December 31, 2006 the weighted average interest rate on the bank credit facility was approximately 5.6% and the principle outstanding was $85.1 million. The principle outstanding and period ending interest rate have been assumed for interest calculations in future periods.
(3)Borrowings bear floating rate interest based on LIBOR, the US Federal Funds rate or the Base Rate set by the Administrative Agent. Paramount has discretion with respect to the basis upon which interest rates are set. As at December 31, 2006 the interest rate on the facility was 9.9%. This rate has been assumed for interest calculations in future periods. The amount payable for the Term Loan B Facility after five years also includes interest thereon totalling $11.5 million (US$9.9 million).
(4) The liability for stock-based compensation includes the full intrinsic value of vested and unvested options as at December 31, 2006.
(5)Asset retirement obligations represent management’s estimate of the undiscounted cost of future dismantlement, site restoration and abandonment obligations based on engineering estimates and in accordance with existing legislation and industry practices.
(6)Certain of the pipeline transportation commitments are secured by outstanding letters of credit totalling $3.8 million at December 31, 2006.
(7)In addition to the above, Paramount has minimum volume commitments to gas transportation service providers under agreements expiring in various years the latest of which is 2023.

(a)	Contingencies

Paramount is party to various legal claims associated with the ordinary conduct of business. Paramount does not anticipate that these claims will have a material impact on its financial position.

Paramount indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to Paramount to the extent permitted by law. Paramount has acquired and maintains liability insurance for its directors and officers.

The operations of Paramount are complex, and related tax and royalty legislation and regulations, and government interpretation and administration thereof, in the various jurisdictions in which Paramount operates are continually changing. As a result, there are usually some tax and royalty matters under review by relevant government authorities.

All tax filings are subject to subsequent government audit and potential reassessments. Accordingly, the finally determined income tax liability may differ materially from amounts estimated and recorded.

Crown royalties for Paramount’s production from frontier lands in the Northwest Territories have been provided for in the Consolidated Financial Statements based on the Company’s interpretation of the relevant legislation and regulations. At present, Paramount has not received assessments for a significant portion of its past Northwest Territories royalty filings with the Government of Canada. Although Paramount believes that its interpretation of the relevant legislation and regulations has merit, Paramount is unable to predict the ultimate outcome of future audits and/or assessments by the Government of Canada of Paramount’s Northwest Territories crown royalty filings. Additional amounts could become payable and the impact on the consolidated financial statements could be material.

(b)	Commitments

During 2006, Paramount entered into an area wide farm-in agreement (the “Farm-in Agreement”) respecting certain Mackenzie Delta, Northwest Territories exploratory properties (the “Farm-in Properties”). Under the Farm-in Agreement:

▪
A 50 percent interest in the Farm-in Properties can be earned by drilling 11 wells within a four year period and making certain continuation payments, the aggregate of which is expected to range between $11 million and $21 million;

▪	Approximately $50 million of 3D seismic must be shot;

▪
If all of the drilling commitments under the Farm-in Agreement are satisfied, a 50 percent interest in three discoveries previously made in the Mackenzie Delta by the counterparties to the Farm-in Agreement will also be earned; and

▪
Five test wells must be drilled; two wells during the 2006 - 2007 drilling season, and three wells during the 2007 - 2008 drilling season, which are estimated by the assignee of the Farm-in Agreement (see below) to cost approximately $95 million in the aggregate. Once five exploratory wells have been drilled (which includes any of the test wells which are exploratory wells), the farmee may elect to stop further drilling and earn a reduced interest in the farm-in lands. In such event, the farmee would remain responsible for the aforementioned seismic commitment and continuation payments. To December 31, 2006, Paramount has incurred approximately $5.5 million associated with commitments under the Farm-in Agreement.

On January 12, 2007, Paramount assigned all of its rights and obligations under the Farm-in Agreement to MGM Energy Corp. (“MGM Energy”), a new publicly traded company, under the MGM Spinout (see Note 15 - Subsequent Events). Notwithstanding such assignment, Paramount continues to be jointly and severally liable for the obligations of MGM Energy under the Farm-in Agreement to the extent such obligations are not satisfied by MGM Energy. MGM Energy is obligated to satisfy all of the obligations of Paramount under the Farm-in Agreement and to take whatever steps are necessary to raise sufficient funds to meet such obligations. If MGM Energy is unable to satisfy its obligations under the Farm-in Agreement and Paramount is thereby required to satisfy such obligations, MGM Energy is obligated to repay to Paramount, on a demand basis, all amounts expended by Paramount to satisfy such obligations. Any amount owing to Paramount will bear interest at a rate equal to Paramount’s cost of capital at the time of expenditure, plus one percent, and will be secured by a charge over all of MGM Energy’s assets.

Paramount has commitments with two oilfield service companies to provide drilling services to Paramount on a “take-or-pay” basis. The total estimated minimum commitment associated with these drilling rig contracts is approximately $9.7 million over a period of two years.

During 2006 Paramount entered into a third party contract to use up to 16.3 MMcf/d of gas processing plant capacity for a fixed fee. Under the contract, Paramount has a use-or-pay obligation for 10.6 MMcf/d capacity, 10.6 MMcf/d net.

Funding of Working Capital Deficit and 2007 Capital Program

Paramount’s 2007 capital budget for exploration, development and production is estimated to be approximately $300 million, excluding land and acquisitions (the “2007 Budget”). The 2007 Budget is expected to exceed Paramount’s estimated funds flow from operations for 2007. Paramount anticipates that its 2007 Budget will be funded from a variety of sources including cash flows from operations, borrowing under its credit facility, and through other sources which may include incurring additional debt, disposing of non-core assets, and issuing additional equity. Paramount can also defer certain of its projected capital expenditures.

Related Party Transactions

(a)	Trilogy Energy Trust

At December 31, 2006, Paramount held approximately 15.0 million trust units of Trilogy representing 16.2 percent of the issued and outstanding trust units of Trilogy at such time. In addition to the Trilogy trust units held by Paramount, Trilogy and Paramount have certain common members of management and directors. The following transactions have been recorded at the exchange amounts:

▪
Paramount provided certain operational, administrative, and other services to Trilogy Energy Ltd., a wholly-owned subsidiary of Trilogy, pursuant to a services agreement between Paramount and Trilogy dated April 1, 2005 (the “Services Agreement”). The Services Agreement had an initial term ending March 31, 2006, was renewed on the same terms and conditions until March 31, 2007 and is expected to be renewed on the same terms and conditions to March 31, 2008. Under the Services Agreement, Paramount is reimbursed for all reasonable costs (including expenses of a general and administrative nature) incurred by Paramount in providing the services. The reimbursement of expenses is not intended to provide Paramount with any financial gain or loss. For the year ended December 31, 2006 the amount of costs subject to reimbursement under the services Agreement totalled $1.9 million (2005 - $4.2 million) which has been reflected as a reduction in Paramount’s general and administrative expense.

▪
As a result of the Trilogy Spinout, certain employees and officers of Trilogy hold Paramount stock options and Holdco options. The stock-based compensation expense relating to these options for the year ended December 31, 2006 totalled $0.7 million (2005 - $4.4 million), of which $0.4 million was charged to stock based compensation expense and $0.3 million was recognized in equity in net earnings of Trilogy (2005 - $3.6 million and $0.8 million, respectively.)

▪
Paramount recorded distributions from Trilogy totalling $37.3 million in 2006 (2005 (9 Months) - $35.3 million). Distributions receivable of $2.4 million (2005 - $12.0 million) relating to distributions declared by Trilogy in December 2006 were accrued at December 31, 2006 and received in January 2007.

▪
In connection with the Trilogy Spinout in 2005, and in order to market Trilogy’s natural gas production, Paramount and Trilogy Energy LP, entered a Call on Production Agreement which provided Paramount the right to purchase all or any portion of Trilogy Energy LP’s available gas production at a price no less favourable than the price that Paramount Resources received on the resale of the natural gas to a gas marketing limited partnership (see “Gas Marketing Limited Partnership” - below). Trilogy Energy LP is a limited partnership which is indirectly wholly-owned by Trilogy.

▪
For the year ended December 31, 2005, Paramount purchased 8.5 million GJ of natural gas from Trilogy Energy LP for approximately $70.3 million under the Call on Production Agreement for sale to the gas marketing limited partnership (see below). The price that Paramount paid Trilogy Energy LP for the natural gas was the same that Paramount Resources received on the resale of the natural gas to the related party gas marketing limited partnership. As a result, such amounts were netted for financial statement presentation purposes and no revenues or expenses have been reflected in the Consolidated Financial Statements related to these activities.

▪	During the course of the year, Paramount also had other transactions in the normal course of business with Trilogy.

▪	At December 31 2006, Paramount owed Trilogy $1.5 million (2005 - $6.4 million), excluding distributions receivable from Trilogy.

(b)	Drilling Company

During the second quarter of 2006, Paramount and a private company controlled by Paramount’s Chairman and Chief Executive Officer (the “Private Company”) formed a company in the United States (“Drillco”) to supply drilling services to a United States subsidiary of Paramount. On formation, Paramount owned 50 percent of Drillco. Drillco was consolidated into Paramount’s financial statements as a variable interest entity. Drillco has entered into a contract for the purchase of two drilling rigs. In connection with the purchase of the drilling rigs, the Private Company extended demand loans to Drillco having an aggregate principal amount of $11.3 million (US$9.9 million) and bearing interest at a US bank’s prime interest rate plus 0.5 percent.

During the fourth quarter of 2006, Paramount purchased all of the interests in Drillco held by the Private Company for cash consideration of US$1,000.000, and repaid the aggregate principal of the demand loans advanced by the Private Company of $11.3 million and accrued interest thereon of $0.5 million. As of December 31, 2006 Drillco is a wholly-owned subsidiary of Paramount.

(c)	Gas Marketing Limited Partnership

In March 2005, Paramount acquired an indirect 30 percent interest (25 percent net of non-controlling interest) in a Gas Marketing Limited Partnership (“Gas LP”) for $7.5 million. In connection with this acquisition, Paramount agreed to make available for delivery an average of 150,000 GJ/d of natural gas over a five year term, to be marketed on Paramount’s behalf by the Gas LP with the expectation that prices received for such gas would be at or above market. The Gas LP commenced operations that month.

During 2005, Paramount sold 10,380,998 GJ of its natural gas production to the Gas LP for $83.3 million. The proceeds of such sales have been reflected in petroleum and natural gas sales revenue. In addition, Paramount sold 8,490,542 GJ of natural gas purchased from Trilogy (see above) to the Gas LP for $70.3 million. These transactions have been recorded at the exchange amounts.

Because of market conditions, including the significant volatility of natural gas prices in the fall of 2005 and the resulting margin requirements, the partners of the Gas LP resolved to cease commercial operations in November 2005 and to dissolve the partnership in due course. In connection with such planned dissolution, Paramount recognized a before tax provision for impairment of $1.1 million in 2005. In 2006 Paramount realized a return of capital of $4.9 million on its initial investment.

(d)	Private Oil and Gas Company

At December 31, 2006, Paramount held 2.7 million shares (2005 - 2.7 million shares) of a Privateco, representing 24.8 percent of the issued and outstanding share capital of the company at such time. A member of Paramount’s management is a member of the board of directors of Privateco by virtue of such shareholdings. During 2005, Paramount received dividends and a return-of-capital distribution from Privateco (the “Distributions”). The Distributions were paid in the form of common shares of a Toronto Stock Exchange listed oil and gas company. The value of such shares received by Paramount was $5.7 million, based on the market price of the shares on the date of the Distributions. The Distributions reduced the carrying value of Paramount’s investment in the Privateco in the Consolidated Financial Statements.

(e)	Other

Drillco has entered into a contract with a company (the “Supplier”) for the construction of two drilling rigs under a cost-plus fee arrangement. An individual who is a part-owner of the Supplier is also a director of another company affiliated with Paramount. Costs to construct the two drilling rigs are estimated at US$17.4 million, including a US$2.0 million fee due and payable to the Supplier upon delivery. In addition to the estimated cost of materials and construction, other incremental costs required to complete, deliver and prepare the rigs for full operation are estimated at approximately US$6.9 million.

During 2006, two officers and a director of Paramount participated in private equity placements undertaken by North American; purchasing an aggregate 156,667 shares of North American for $1.9 million.

During 2006 Paramount’s Chairman and Chief Executive Officer purchased Common Shares of Paramount as more fully described in Note 8 - Share Capital. In addition to the CEO, certain other employees, officers, and directors of Paramount purchased an aggregate 69,100 flow-through Common Shares issued by Paramount for gross proceeds of $2.5 million.

During 2005, certain directors, officers, and employees purchased an aggregate 0.9 million flow through shares issued by Paramount for gross proceeds to Paramount of $21.1 million.

Significant Equity Investees

The following table summarizes the assets, liabilities and results of operations of Paramount’s significant equity investees. The amounts summarized in the table below are provided to comply with applicable securities laws and have been derived directly from the investees’ financial statements as at and for the years ended December 31, 2006 and 2005. Amounts summarized do not incorporate adjustments that Paramount makes in applying the equity basis of accounting for such investments. As a result, readers are cautioned that amounts included in the table below cannot be used to directly recompute Paramount’s equity income and net investment respecting such investees.

	Trilogy		North American
($ millions)	2006	2005	2006	2005
Current assets	$90.0	$86.2	$249.6	$24.5
Long term assets	994.4	691.7	642.3	102.8
Current liabilities	149.3	161.5	45.3	26.1
Long term liabilities	414.2	154.0	78.4	8.9
Equity	520.9	462.4	768.0	92.3

Revenue	417.1	357.8	5.9	0.2
Operating expenses	89.9	68.1	-	-
General and administrative expenses	8.1	22.7	9.8	2.1
Other expenses	178.2	180.5	7.5	1.3
Net Income, year ended December 31	140.9	86.5	(11.4)	(3.2)
Funds flow from operations, year ended December 31	$262.5	$254.8	$(7.1)	$(2.2)
Paramount’s proportionate interest (1) in equity investee at December 31	16.2%	17.7%	34.0%	0.0%

(1) Readers are cautioned that Paramount does not have any direct or indirect interest in or right to the equity investees’ assets or revenue nor does Paramount have any direct or indirect obligation in respect of or liability for the equity investees’ expenses or obligations. The company is a securityholder of Trilogy and North American, just like any other securityholder of Trilogy and North American, and, accordingly, the value of the company’s investment in Trilogy and North American is based on the value of Trilogy and North American securities held.

Trilogy had 2.3 million trust unit options outstanding (0.1 million exercisable) at December 31, 2006 at exercise prices ranging from $10.72 to $23.95 per unit. If all such outstanding trust unit options were exercised, Paramount’s proportionate interest in Trilogy would be reduced to 15.9%.

At December 31, 2006, North American had an outstanding convertible debenture that, if exercised, would increase the outstanding shares of North American by 2.1 million shares. In addition, North American had 3.6 million stock options outstanding (1.0 million exercisable) at December 31, 2006 at exercise prices ranging from $3.00 to $12.00 per share. There were also 3.3 million performance warrants outstanding (3.3 million exercisable) at December 31, 2006 at exercise prices ranging from $3.00 to $7.50 per share. If the convertible debenture, all outstanding stock options, and all outstanding performance warrants were exercised, Paramount’s proportionate interest in North American would be reduced to 31.2%.

Subsequent Events

On January 12, 2007, Paramount completed a reorganization pursuant to a plan of arrangement under the Business Corporations Act (Alberta), resulting in the creation of MGM Energy Corp. (“MGM Energy”) as a new publicly-traded corporation (the “MGM Spinout”).

Through the MGM Spinout:

▪
Paramount received a demand promissory note in the principal amount of $12.0 million and 18.2 million voting class A preferred shares of MGM Energy, which shares were subsequently converted into MGM Energy voting common shares on a share-for-share basis;

▪
Paramount’s shareholders received an aggregate approximate of 2.8 million voting common shares of MGM Energy and approximately 14.2 million warrant units, with each warrant unit consisting of one MGM Energy short term warrant and one MGM Energy longer term warrant; and

▪
MGM Energy became the owner of (i) rights under the Farm-in Agreement; (ii) oil and gas properties in the Colville Lake / Sahtu area of the Mackenzie Delta, Northwest Territories; and (iii) an interest in one well in the Cameron Hills area of the southern portion of the Northwest Territories, all of such property formerly being owned by Paramount (all such assets collectively referred to as the “MGM Energy Assets”).

Each MGM Energy short term warrant entitled the holder thereof to acquire, at the holder’s option either (i) one MGM Energy common share at a price of $5.00; or (ii) one MGM Energy flow-through common share at a price of $6.25 and was exercisable until February 16, 2007. A total of approximately 7.9 million MGM Energy short term warrants were exercised for MGM Energy common shares and approximately 5.9 million MGM Energy short term warrants were exercised for MGM Energy flow-through common shares for aggregate gross proceeds to MGM Energy of approximately $76.5 million. As a result, Paramount’s 18.2 million voting class A preferred shares of MGM Energy were converted into 18.2 million voting common shares of MGM Energy.

As a result of the exercise of the MGM Energy short term warrants and the subsequent private placement to certain directors of MGM Energy, 14.2 million longer term warrants are outstanding. Each MGM Energy longer-term warrant entitles the holder thereof to acquire, at the holder’s option either: (i) one MGM Energy common share at a price of $6.00; or (ii) one MGM Energy flow-through common share at a price of $7.50. The MGM Energy longer term warrants expire on September 30, 2007.

Paramount’s transfer of the MGM Energy Assets to MGM Energy under the MGM Spinout did not result in a substantive change in ownership of the MGM Energy Assets under GAAP. Therefore, the transaction is expected to be accounted for using the carrying value of the net assets transferred and is not expected to give rise to a gain or loss in the consolidated financial statements of Paramount.

Following completion of the MGM Spinout, the exercise of short-term warrants by warrant holders, the private placement to certain of MGM Energy’s directors and the conversion of Paramount’s preferred shares into common shares; Paramount owns 51.7 percent of the voting common shares of MGM Energy, making MGM Energy a subsidiary of Paramount. Since MGM Energy is a subsidiary of Paramount, MGM Energy’s financial position and results of operations and cash flows must be consolidated with Paramount’s.

Subsequent to December 31, 2006, Paramount entered into the following derivative financial instruments:

	Amount	Price	Term
Purchase Contracts
NYMEX Fixed Price	10,000 MMBtu/d	US$7.70 MMBtu	March 2007
NYMEX Fixed Price	10,000 MMBtu/d	US$7.69 MMBtu	March 2007

In February 2007, Paramount settled its outstanding costless foreign exchange collar for gross proceeds of $4.9 million and entered into a new costless foreign exchange collar for settlement on August 20, 2007. The floor price of the foreign exchange collar is CDN $1.1900/US$1, and the ceiling price is CDN $1.1415/US$1 based on an underlying amount of US$150 million.

Sensitivity Analysis

Paramount’s results are affected by external market factors, such as fluctuations in the price of crude oil and natural gas, foreign exchange rates, and interest rates. The following table provides projected estimates for 2007 of the sensitivity of Paramount’s 2007 funds flow from operations to changes in commodity prices, the Canadian/US dollar exchange rate and interest rates:

Sensitivity (1)(2)	Funds Flow Effect
($ millions)
$0.25/Mcf increase in AECO gas price	7.3
US$1.00/Bbl increase in the WTI oil price	1.1
$0.01 increase in the Canadian/US dollar exchange rate	0.8
1 percent decrease in prime rate of interest	0.9
(1) Includes the impact of financial hedge contracts existing at December 31, 2006.
(2) Based on forward curve commodity prices and forward curve estimates dated December 31, 2006.

The following assumptions were used in the sensitivity (above):

2007 Average Production
Natural gas	96 MMcf/d
Crude oil/liquids	5,000 Bbl/d

2007 Average Prices
Natural gas	$6.71/Mcf
Crude oil (WTI)	US$59.76/Bbl

2007 Exchange Rate (C$/US$)	$1.17

Cash taxes	None

Risks and Uncertainties

Companies involved in the exploration for and production of oil and natural gas face a number of risks and uncertainties inherent in the industry. Paramount's performance is influenced by commodity prices, transportation and marketing constraints and government regulation and taxation.

Natural gas prices are influenced by the North American supply and demand balance as well as transportation capacity constraints. Seasonal changes in demand, which are largely influenced by weather patterns, also affect the price of natural gas.

Stability in natural gas pricing is available through the use of short and long-term contract arrangements. Paramount utilizes a combination of these types of contracts, as well as spot markets, in its natural gas pricing strategy. As the majority of Paramount’s natural gas sales are priced to US markets, the Canada/US exchange rate can strongly affect revenue.

Oil prices are influenced by global supply and demand conditions as well as by worldwide political events. As the price of oil in Canada is based on a US benchmark price, variations in the Canada/US exchange rate further affect the price received by Paramount for its oil.

Paramount's access to oil and natural gas sales markets is restricted, at times, by pipeline capacity. In addition, it is also affected by the proximity of pipelines and availability of processing equipment. Paramount attempts to control as much of its marketing and transportation activities as possible in order to minimize any negative impact from these external factors.

The oil and gas industry is subject to extensive controls, royalties, regulatory policies and income taxes imposed by the various levels of government. These controls and policies, as well as income tax laws and regulations, are amended from time to time. Paramount has no control over government intervention or taxation levels in the oil and gas industry; however, it operates in a manner intended to ensure that it is in compliance with regulations and is able to respond to changes as they occur.

Paramount's operations are subject to the risks normally associated with the oil and gas industry including hazards such as unusual or unexpected geological formations, high reservoir pressures and other conditions involved in drilling and operating wells. Paramount attempts to minimize these risks using prudent safety programs and risk management, including insurance coverage against potential losses.

Paramount recognizes that the industry is faced with an increasing awareness with respect to the environmental impact of oil and gas operations. Paramount has reviewed the environmental risks to which it is exposed and has determined that there is no current material impact on Paramount's operations; however, the cost of complying with environmental regulations is increasing. Paramount intends to ensure continued compliance with environmental legislation.

For a description of the principal risks relating to Paramount and its business, please refer to Paramount’s 2006 annual information form under the heading “Risk Factors.”

Critical Accounting Estimates

The preparation of the Consolidated Financial Statements in accordance with GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Paramount bases its estimates on historical experience and various other factors that are believed by management to be reasonable under the circumstances. Actual results could differ from these estimates.

The following is a discussion of the accounting estimates that are considered critical.

Successful Efforts Accounting

Paramount follows the successful efforts method of accounting for its petroleum and natural gas operations. Under this method, acquisition costs of oil and gas properties and costs of drilling and equipping development wells are capitalized. Costs of drilling exploratory wells are initially capitalized pending evaluation as to whether proved reserves have been found. If economically recoverable reserves are not found, such costs are charged to earnings as dry hole costs. If economically recoverable reserves are found, such costs are depleted on a unit-of-production basis. The determination of whether economically recoverable quantities of reserves are found is dependent upon, among other things, the results of planned additional wells and the cost of required capital expenditures to produce the reserves found.

The application of the successful efforts method of accounting requires the use of judgment to determine, among other things, the designation of wells as development or exploratory, and whether exploratory wells have discovered economically recoverable quantities of proved reserves. The results of a drilling operation can take considerable time to analyze, and the determination that proved reserves have been discovered requires both judgment and application of industry experience. The evaluation of petroleum and natural gas leasehold acquisition costs requires management’s judgment to evaluate the fair value of exploratory costs related to drilling activity in a given area. Ultimately, these determinations affect the timing of deduction of accumulated costs and whether such costs are capitalized and amortized on a unit-of-production basis or are charged to earnings as dry hole expense.

Reserve Estimates

Estimates of Paramount’s reserves are prepared in accordance with the Canadian standards set out in the Canadian Oil and Gas Evaluation Handbook and National Instrument 51-101. Reserve engineering is a subjective process of estimating underground accumulations of petroleum and natural gas that cannot be measured in an exact manner. The process relies on interpretations of available geological, geophysical, engineering and production data. The accuracy of a reserves estimate is a function of the quality and quantity of available data, the interpretation of that data, the accuracy of various mandated economic assumptions and the judgment of the persons preparing the estimate.

In 2006, 100 percent of Paramount’s reserves were evaluated by qualified independent reserves evaluators. Estimates prepared by others may be different than these estimates. Because these estimates depend on many assumptions, all of which may differ from actual results, reserves estimates may be different from the quantities of petroleum and natural gas that are ultimately recovered. In addition, the results of drilling, testing and production after the date of an estimate may justify revisions to the estimate.

The present value of future net revenues should not be assumed to be the current market value of Paramount’s estimated reserves. Actual future prices, costs and reserves may be materially higher or lower than the prices, costs and reserves used for the future net revenue calculations.

The estimates of reserves impact (i) Paramount’s assessment of whether or not an exploratory well has found economically producible reserves, (ii) Paramount’s unit-of-production depletion rates; and (iii) Paramount’s assessment of impairment of oil and gas properties. If reserves estimates decline, the rate at which Paramount records depletion expense increases, reducing net earnings. In addition, changes in reserves estimates may impact the outcome of Paramount’s assessment of its petroleum and natural gas properties for impairment.

Impairment of Petroleum and Natural Gas Properties

Paramount reviews its proved properties for impairment annually, or as economic events dictate, on a field basis. For each field, an impairment provision is recorded whenever events or circumstances indicate that the carrying value of those properties may not be recoverable. The impairment provision is based on the excess of carrying value over fair value. Fair value is calculated as the present value of the estimated expected future cash flows from proved and probable petroleum and natural gas reserves, as estimated by Paramount’s independent reserves evaluators on the balance sheet date. Reserve estimates, as well as estimates for petroleum and natural gas prices, royalties and production costs; may change and there can be no assurance that impairment provisions will not be required in the future.

Unproved leasehold costs and exploratory drilling in progress are capitalized and reviewed periodically for impairment. Costs related to impaired prospects or unsuccessful exploratory drilling are charged to earnings. Acquisition costs for leases that are not individually significant are charged to earnings as the related leases expire. Further impairment expense could result if petroleum and natural gas prices decline in the future or if negative reserves revisions are recorded, as it may be no longer economic to develop certain unproved properties. Management’s assessment of, among other things, the results of exploration activities, commodity price outlooks and planned future development and sales, impacts the amount and timing of impairment provisions.

Asset Retirement Obligations

Paramount recognizes the fair value of an asset retirement obligation in the period in which it is incurred and when a reasonable estimate of the fair value can be made. The fair value of the asset retirement obligations are capitalized as part of the cost of the related long-lived asset and depreciated on the same basis as the underlying asset. The accumulated asset retirement obligation is adjusted for the passage of time, which is recognized in depletion, depreciation and accretion expense in the consolidated statement of earnings, and for revisions in either the timing or the amount of the original estimated cash flows associated with the liability.

Upon retirement of its oil and gas assets, Paramount anticipates incurring substantial costs associated with abandonment and reclamation activities. Estimates of the associated costs are subject to uncertainty associated with the method, timing, and extent of future retirement activities. Accordingly, the annual expense associated with future abandonment and reclamation activities is impacted by changes in the estimates of the expected costs, reserves. The total undiscounted abandonment liability is currently estimated at $187.8 million, which is based on management’s estimate of costs and in accordance with existing legislation and industry practice.

Purchase Price Allocations

The costs of corporate and asset acquisitions are allocated to the acquired assets and liabilities based on their fair value at the time of acquisition. The determination of fair value requires management to make assumptions and estimates regarding future events. The allocation process is inherently subjective and impacts the amount assigned to individually identifiable assets and liabilities. As a result, the purchase price allocation impacts Paramount’s reported assets and liabilities and future net earnings due to the impact on future depletion and depreciation expense and impairment tests.

Income Taxes and Royalty Matters

The operations of Paramount are complex, and related tax and royalty legislation and regulations, and government interpretation and administration thereof, in the various jurisdictions in which Paramount operates are continually changing. As a result, there are usually some tax and royalty matters under review by relevant government authorities.

All tax filings are subject to subsequent government audit and potential reassessments. Accordingly, the finally determined income tax liability may differ materially from amounts estimated and recorded.

Crown royalties for Paramount’s production from frontier lands in the Northwest Territories have been provided for in the Consolidated Financial Statements based on the Company’s interpretation of the relevant legislation and regulations. At present, Paramount has not received assessments for a significant portion of its past Northwest Territories royalty filings with the Government of Canada. Although Paramount believes that its interpretation of the relevant legislation and regulations has merit, Paramount is unable to predict the ultimate outcome of future audits and/or assessments by the Government of Canada of Paramount’s Northwest Territories Crown royalty filings. Additional amounts could become payable and the impact on the consolidated financial statements, including net earnings, working capital, and cash flow from operations, may be material.

Recent Accounting Pronouncements

Financial Instruments, Other Comprehensive Income and Equity

As of January 1, 2007, Paramount will be required to adopt the following sections of the CICA Handbook: Section 1530 - Comprehensive Income; Section 3251 - Equity; Section 3855 - Financial Instruments - Recognition and Measurement, and Section 3865 - Hedges.

New Section 3855 sets out comprehensive requirements for recognition and measurement of financial instruments. Under this standard, an entity would recognize a financial asset or liability only when the entity becomes a party to the contractual provisions of the financial instrument. Financial assets and financial liabilities would, with certain exceptions, be initially measured at fair value. After initial recognition, the measurement of financial assets would vary depending on the category of the asset: financial assets held for trading (at fair value with the unrealized gains and losses on assets recorded in income), held-to-maturity investments (at amortized cost), loans and receivables (at amortized cost), and available-for-sale financial assets (at fair value with the unrealized gains and losses on assets recorded in comprehensive income). Financial liabilities held for trading would be subsequently measured at fair value while all other financial liabilities would be subsequently measured at amortized cost using the effective interest method.

In conjunction with the new standard on financial instruments as discussed above, CICA Handbook Section 1530 (Comprehensive Income) has also been issued. A statement of comprehensive income would be included in a full set of financial statements for both interim and annual periods under this new standard. Comprehensive income is defined as the change in equity (net assets) of an enterprise during a period from transactions and other events and circumstances from non-owner sources. The new statement would present net income and each component to be recognized in other comprehensive income. Likewise, the CICA has issued Handbook Section 3251 (Equity) which requires the separate presentation of: the components of equity (retained earnings, accumulated other comprehensive income, the total of retained earnings and accumulated other comprehensive income, contributed surplus, share capital and reserves); and the changes in equity arising from each of these components of equity.

Paramount expects to complete its review of the impact of these standards on its consolidated financial statements during the first quarter of 2007.

Accounting Changes

As of January 1, 2007, Paramount will be required to adopt revised Section 1506 - Accounting Changes of the CICA Handbook. Under revised Section 1506, changes in accounting policy are made only when required by a primary source of GAAP or the change results in more reliable and relevant information. The revised standard also clarifies that changes in accounting policy should be applied retroactively, unless otherwise permitted or when impractical to do so. Finally, the standard requires expanded disclosures concerning the effect of changes in accounting policies, estimates and corrections of errors, as wells as disclosures of new primary sources of GAAP that have been issued but have not yet come into effect and have not yet been adopted. Paramount does not expect application of this revised standard to have a material impact on its Consolidated Financial Statements.

Financial Instruments - Disclosures and Presentation

As of January 1, 2008, Paramount will be required to adopt the following sections of the CICA Handbook: Section 3862 - Financial Instruments - Disclosures, and Section 3863 - Financial Instruments - Presentation that will replace section 3861 - Financial Instruments - Disclosure and Presentation. The new disclosure standard increases the emphasis on the risks associated with both recognized and unrecognized financial instruments and how those risks are managed. The new presentation standard carries forward the former presentation requirements. The new financial instruments presentation and disclosure requirements were issued in December 2006 and Paramount is assessing the impact on its Consolidated Financial Statements.

Capital Disclosures

As of January 1, 2008, Paramount will be required to adopt new Section 1535 - Capital Disclosures. Under new section 1535, companies are required to disclose their objectives, policies and procedures for managing capital, as well as whether externally imposed capital requirements have been complied with. Section 1535 was issued in December 2006 and Paramount is assessing the impact on its Consolidated Financial Statements.

Disclosure Controls and Procedures

Management has assessed the effectiveness of Paramount’s disclosure controls and procedures as at December 31, 2006, and has concluded that such disclosure controls and procedures were effective as at that date.

Paramount Resources Ltd.
Consolidated Balance Sheets (unaudited)
($ thousands)

As at December 31	2006	2005

ASSETS (Note 6)
Current assets
Cash	$14,357	$-
Short-term investments (Market value: 2006 - $4,020; 2005 - $16,176)	3,890	14,048
Accounts receivable	103,324	92,772
Distributions receivable from Trilogy Energy Trust (Note 13)	2,406	12,028
Financial instruments (Note 11)	22,758	2,443
Prepaid expenses and other	3,059	3,869
	149,794	125,160
Property, plant and equipment (Notes 4 and 16)	983,059	914,579
Long-term investments and other assets (Notes 5 and 6)	232,948	56,467
Goodwill (Note 16)	12,221	12,221
Future income taxes (Note 10)	41,002	2,923
	$1,419,024	$1,111,350

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities	$227,338	$155,076
Due to related parties (Note 13)	1,476	6,439
Financial instruments (Note 11)	-	7,056
Current portion of stock-based compensation liability (Note 9)	5,243	27,272
	234,057	195,843
Long-term debt (Note 6)	508,849	353,888
Asset retirement obligations (Note 7)	83,815	66,203
Deferred credit	-	6,528
Stock-based compensation liability (Note 9)	28,004	50,729
Non-controlling interest	549	1,338
	855,274	674,529

Commitments and Contingencies (Notes 6, 11 and 14)

Shareholders' Equity
Share capital (Note 8)	341,071	198,417
Retained earnings	222,679	238,404
	563,750	436,821
	$1,419,024	$1,111,350
See accompanying notes to Consolidated Financial Statements.

On behalf of the Board

J. H. T. Riddell	J. C. Gorman
Director	Director

Paramount ResourcesLtd.
Consolidated Statements of Earnings (Loss) (unaudited)
($ thousands, except as noted)

Year Ended December 31	2006	2005

Revenue
Petroleum and natural gas sales (Note 13 and 16)	$312,596	$482,670
Gain (loss) on financial instruments (Note 11)	69,569	(36,042)
Royalties	(47,957)	(91,227)
	334,208	355,401
Expenses
Operating	71,943	75,858
Transportation	14,181	24,552
General and administrative (Note 13)	31,378	21,540
Stock-based compensation (Notes 9 and 13)	(3,436)	64,607
Depletion, depreciation and accretion	156,190	184,469
Exploration	17,798	15,687
Dry hole	33,464	44,895
(Gain) loss on sale of property, plant and equipment	(1,850)	(8,412)
Write-down of petroleum and natural gas properties	183,799	14,867
Interest	33,934	27,361
Foreign exchange (gain) loss	9,822	(8,472)
Premium on redemption of US debt (Note 6)	-	53,114
Provision for doubtful accounts	9,306	-
	556,529	510,066
	(222,321)	(154,665)
Income from equity investments and other (Note 5)	154,447	49,869
Earnings (loss) before tax	(67,874)	(104,796)
Income and other tax expense (recovery) (Note 10)
Current and large corporations tax expense	1,682	9,763
Future income tax expense (recovery)	(51,763)	(50,627)
	(50,081)	(40,864)
Net earnings (loss)	$(17,793)	$(63,932)

Net earnings (loss) per common share ($/share)
Basic	(0.26)	(0.99)
Diluted	(0.26)	(0.99)

Weighted average common shares outstanding (thousands)
Basic	67,859	64,899
Diluted	67,859	64,899

Consolidated Statements of Retained Earnings (unaudited)
($ thousands)

Year Ended December 31	2006	2005
Retained earnings, beginning of year	$238,404	$322,107
Net earnings (loss)	(17,793)	(63,932)
Adjustment due to Trilogy Spinout (Note 3)	-	(20,281)
Share in equity investee capital transactions	2,068	510
Retained earnings, end of year	$222,679	$238,404

See accompanying notes to Consolidated Financial Statements.

Paramount Resources Ltd.
Consolidated Statements of Cash Flows (unaudited)
($ thousands)

Year Ended December 31	2006	2005

Operating activities
Net earnings (loss)	$(17,793)	$(63,932)
Add (deduct)
Items not involving cash (Note 12)	174,885	266,110
Realized foreign exchange gain on US debt	-	(14,333)
Premium on redemption of US debt	-	53,114
Asset retirement obligation expenditures (Note 7)	(779)	(990)
Exploration	15,321	12,548
Funds flow from operations	171,634	252,517
Change in non-cash working capital (Note 12)	10,807	(85,300)
	182,441	167,217

Financing activities
Long-term debt - draws	422,727	489,630
Long-term debt - repayments	(443,054)	(583,439)
Proceeds on issuance of US debt, net of issuance costs	162,473	(4,782)
Open market purchases of US debt	-	(1,088)
Premium on exchange debt of US Notes (Note 6)	-	(45,077)
Common shares issued, net of issuance costs	125,985	50,438
Receipt of funds on Trust Spinout (Note 3)	-	220,000
	268,131	125,682

Investing activities
Additions to property, plant and equipment	(528,865)	(433,980)
Proceeds on sale of property, plant and equipment	7,183	10,643
Reorganization costs	(1,427)	(4,004)
Equity investments	(485)	(6,857)
Return of capital received, net of non-controlling interest	20,132	1,931
(Decrease) increase in deferred credit	-	6,528
Change in non-cash working capital (Note 12)	67,247	132,840
	(436,215)	(292,899)

Increase (decrease) in cash	14,357	-
Cash, beginning of year	-	-
Cash, end of year	$14,357	$-

Supplemental cash flow information (Note 12).

See accompanying notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
($ thousands, except as noted)

1.  Summary of Significant Accounting Policies

Paramount Resources Ltd. (“Paramount” or the "Company") is an independent Canadian energy company that explores for, develops, processes, transports and markets petroleum and natural gas. Paramount’s principal properties are located in Alberta, the Northwest Territories and British Columbia in Canada, and in Montana and North Dakota in the United States. These Consolidated Financial Statements are stated in Canadian dollars and have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”), which differ in some respects from GAAP in the United States. These differences are described in Note 17 - Reconciliation of Financial Statements to United States Generally Accepted Accounting Principles.

(a)	Principles of Consolidation

These Consolidated Financial Statements include the accounts of Paramount Resources Ltd. and its subsidiaries.

Investments in jointly controlled companies, jointly controlled partnerships and unincorporated joint ventures are accounted for using the proportionate consolidation method, whereby Paramount’s proportionate share of revenues, expenses, assets and liabilities are included in the accounts.

Investments in companies and partnerships in which Paramount does not have direct or joint control over the strategic operating, investing and financing decisions, but over which it has significant influence, are accounted for using the equity method.

(b)	Measurement Uncertainty

The timely preparation of these Consolidated Financial Statements in conformity with Canadian GAAP requires that management make estimates and assumptions and use judgment that affect: (i) the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements; and (ii) the reported amounts of revenues and expenses during the reported periods. Such estimates primarily relate to unsettled transactions and events as of the date of the Consolidated Financial Statements. Actual results could differ materially from these estimates.

The amounts recorded for depletion, depreciation and accretion, asset retirement obligations, and amounts used for impairment test calculations are based on estimates of reserves, future costs, petroleum and natural gas prices and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the impact of changes in these estimates and assumptions on the consolidated financial statements of future periods could be material.

Crown royalties for Paramount’s production from frontier lands in the Northwest Territories have been provided for in the Consolidated Financial Statements based on the Company’s interpretation of the relevant legislation and regulations. At present, Paramount has not received assessments for a significant portion of its past Northwest Territories royalty filings with the Government of Canada. Although Paramount believes that its interpretation of the relevant legislation and regulations has merit, Paramount is unable to predict the ultimate outcome of future audits and/or assessments by the Government of Canada of Paramount’s Northwest Territories crown royalty filings. Additional amounts could become payable and the impact on the Consolidated Financial Statements could be material.

(c)	Revenue Recognition

Revenues associated with the sale of natural gas, crude oil, and natural gas liquids are recognized when title passes from Paramount to third parties.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
($ thousands, except as noted)

(d)	Short-Term Investments

Short-term investments are carried at the lower of cost and market value, and include investments such as common shares, partnership units, trust units, and short-term debentures.

(e)	Property, Plant and Equipment

Paramount follows the successful efforts method of accounting for its petroleum and natural gas operations. Under this method, acquisition costs of oil and gas properties and costs of drilling and equipping development wells are capitalized. Costs of drilling exploratory wells are initially capitalized. If economically recoverable reserves are not found, such costs are charged to earnings as dry hole expense. Exploration wells are assessed annually, or more frequently as economic conditions dictate, for determination of reserves, and as such, success. Costs of drilling exploratory wells remain capitalized when a well has found a sufficient quantity of reserves to justify its completion as a producing well and sufficient progress is being made to assess the reserves and the economic and operating viability of the well. All other exploration costs, including geological and geophysical costs and annual lease rentals are charged to earnings as exploration expense when incurred. Producing areas and significant unproved properties are assessed annually, or more frequently as economic events dictate, for potential impairment. Any impairment loss is the difference between the carrying value of the asset and its fair value. Fair value is calculated as the present value of estimated expected future cash flows from proved and probable reserves.

(f)	Depletion and Depreciation

Capitalized costs of proved oil and gas properties are depleted using the unit of production method. For purposes of these calculations, production and reserves of natural gas are converted to barrels on an energy equivalent basis.

The costs of successful exploratory wells and development wells are depleted over proved developed reserves while acquired resource properties with proved reserves are depleted over proved reserves. Acquisition costs of probable reserves are not depleted or amortized while under active evaluation for commercial reserves. Costs are transferred to depletable costs as proved reserves are recognized. At the date of acquisition, an evaluation period is determined after which any remaining probable reserve costs associated with producing fields are transferred to depletable costs.

Costs associated with significant development projects are not depleted until commercial production commences. Depreciation of gas plants, gathering systems and production equipment is provided on a straight-line basis over their estimated useful life, varying from 12 to 40 years. Depreciation of other equipment is provided on a declining balance method at rates varying from 20 to 50 percent.

(g)	Asset Retirement Obligations

Paramount recognizes the fair value of an asset retirement obligation in the period in which it is incurred and when a reasonable estimate of the fair value can be made. The fair value of the asset retirement obligations are capitalized as part of the cost of the related long-lived asset and depreciated on the same basis as the underlying asset. The accumulated asset retirement obligation is adjusted for the passage of time, which is recognized in depletion, depreciation and accretion expense in the consolidated statement of earnings (loss), and for revisions in either the timing or the amount of the original estimated cash flows associated with the liability. Actual costs incurred upon settlement of the asset retirement obligation reduce the asset retirement obligation to the extent of the liability recorded. Differences between the actual costs incurred upon settlement of the asset retirement obligation and the liability recorded are recognized in Paramount’s earnings in the period in which the settlement occurs.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
($ thousands, except as noted)

(h)	Goodwill

Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is not amortized and is assessed annually by Paramount for impairment. Impairment is assessed based on a comparison of the fair value of Paramount’s properties compared to the carrying value of the properties, including goodwill. Any excess of the carrying value of the properties, including goodwill, over its fair value is the impairment amount, and is charged to earnings in the period identified.

(i)	Foreign currency Translation

Paramount’s foreign operations are considered integrated and therefore, the accounts related to such operations are translated into Canadian dollars using the temporal method.

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated using historical rates of exchange. Results of foreign operations are translated to Canadian dollars at the monthly average exchange rates for revenues and expenses, except for depreciation and depletion which are translated at the rate of exchange applicable to the related assets. Resulting translation gains and losses are included in net earnings.

(j)	Financial Instruments

Paramount periodically utilizes derivative financial instrument contracts such as forwards, futures, swaps and options to manage its exposure to fluctuations in petroleum and natural gas prices, the Canadian/US dollar exchange rate and interest rates.

Financial instruments that do not qualify as hedges, or are not designated as hedges, are recorded at fair value on Paramount’s consolidated balance sheet, with subsequent changes in fair value recognized in net earnings. Realized gains or losses from financial instruments related to commodity prices are recognized in net earnings as the contracts are settled. The estimated fair value of financial instruments is based on quoted market prices or, in their absence, third party market indicators and forecasts.

(k)	Income Taxes

Paramount follows the liability method of accounting for income taxes. Under this method, future income taxes are recognized for the effect of any difference between the carrying amount of an asset or liability reported in the financial statements and its respective tax basis, using substantively enacted income tax rates. Accumulated future income tax balances are adjusted to reflect changes in substantively enacted income tax rates, with adjustments being recognized in net earnings in the period in which the change occurs.

(l)	Flow-Through Shares

Paramount has financed a portion of its exploration activities through the issue of flow-through shares. As permitted under the Income Tax Act (Canada), the tax attributes of eligible expenditures incurred with the proceeds of flow-through share issuances are renounced to subscribers. On the date that Paramount files the renouncement documents with the tax authorities, a future income tax liability is recognized and shareholders’ equity is reduced, for the tax effect of expenditures renounced to subscribers.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
($ thousands, except as noted)

(m)	Stock-Based Compensation

Paramount has granted stock options to employees and directors, the details of which are described in Note 9 - Stock-based Compensation.

Paramount uses the intrinsic value method to recognize compensation expense associated with the Paramount Options, New Paramount Options and Holdco Options (all as defined in Note 9). Applying the intrinsic value method to account for stock-based compensation, a liability is accrued over the vesting period of the options, based on the difference between the exercise price of the options and the market price or fair value of the underlying securities. The liability is revalued at the end of each reporting period to reflect changes in the market price or fair value of the underlying securities and the passage of time, with the net change being recognized in earnings as stock-based compensation expense (recovery). When options are surrendered for cash, the cash settlement paid reduces the outstanding liability to the extent the liability was accrued. The difference between the cash settlement and the accrued liability is recognized in earnings as stock-based compensation expense. When options are exercised for common shares, consideration paid by the option holder and the previously recognized liability associated with the options are recorded as an increase to share capital.

(n)	Comparative Figures

Certain comparative figures have been reclassified to conform to the current year’s financial statement presentation.

2.  Changes in Accounting Policies

Accounting for Suspended Well Costs

On July 1, 2005, Paramount adopted the guidance set out by FASB Staff Position FAS19-1 “Accounting for Suspended Well Costs” (“FSP FAS 19-1”) with respect to suspended exploratory wells. FSP FAS 19-1 replaced certain provisions of FASB Statement No. 19 setting out certain criteria in continuing to capitalize drilling costs of suspended exploratory wells and exploratory-type stratigraphic wells and requiring management to apply more judgment in evaluating whether costs meet criteria for continued capitalization. No significant costs were written off as a result of the adoption of FSP FAS 19-1. Additional information on suspended wells required to be disclosed by FSP FAS 19-1 is set out in Note 4 - Property Plant and Equipment.

3.  Trilogy Spinout

On April 1, 2005, Paramount completed a reorganization pursuant to a plan of arrangement under the Business Corporations Act (Alberta) and other transactions, resulting in the creation of Trilogy Energy Trust (“Trilogy”) as a new publicly-traded energy trust (the “Trilogy Spinout”).

Through the Trilogy Spinout:

•
Certain properties owned by Paramount that were located in the Kaybob and Marten Creek areas of Alberta and three natural gas plants operated by Paramount became property of Trilogy (the “Spinout Assets”);

•
Paramount received an aggregate $220 million in cash (including $30 million as settlement of working capital accounts) and 79.1 million trust units of Trilogy (64.1 million of such trust units ultimately being received by Paramount shareholders) as consideration for the Spinout Assets and related working capital adjustments; and

•
Paramount’s shareholders received one class A common share of Paramount (each a “Common Share”) and one unit of Trilogy for each common share of Paramount previously held, resulting in Paramount’s shareholders owning 64.1 million (81 percent) of the 79.1 million issued and outstanding trust units of Trilogy, and Paramount holding the remaining 15.0 million (19 percent) of such Trilogy trust units.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
($ thousands, except as noted)

Upon completion of the Trilogy Spinout, shareholders of Paramount owned all of the issued and outstanding Common Shares of Paramount.

Paramount’s transfer of the Spinout Assets to Trilogy under the Trilogy Spinout did not result in a substantive change in ownership of the Spinout Assets under GAAP. Therefore, the transaction was accounted for using the carrying value of the net assets transferred and did not give rise to a gain or loss in the Consolidated Financial Statements of Paramount. The net change to retained earnings was a $20.3 million decrease. The carrying value in Paramount’s Consolidated Financial Statements of the assets net of related liabilities transferred to Trilogy on April 1, 2005 were as follows:

Property, plant and equipment, net	$637,196
Goodwill	19,400
Asset retirement obligations	(65,076)
Net working capital accounts	(50,884)
Future income tax liabilities	(142,111)
$398,525

The following table provides a summary of the impact of the Trilogy Spinout on share capital, retained earnings, and the residual value of Paramount's 19 percent interest in Trilogy immediately after the Trilogy Spinout becoming effective:

	Share Capital	Retained Earnings	Investment in Trilogy Energy Trust(1)	Total
Balance as at March 31, 2005	$314,272	$276,549	$-	$590,821
Common share exchange (Note 8)	(157,136)	157,136	-	-
Carrying value of assets and liabilities transferred to Trilogy	-	(322,805)	(75,720)	(398,525(2))
Cash received per the plan of arrangement	-	153,900	36,100	190,000(2)
Tax expense arising on reorganization	-	(3,752)	-	(3,752)
Reorganization costs related to Trilogy Spinout	-	(4,004)	-	(4,004)
Paramount’s equity share of Trilogy formation costs	-	(756)	-	(756)
Net adjustments	(157,136)	(20,281)	(39,620)	(217,037)
Balance as at April 1, 2005	$157,136	$256,268	$(39,620)	$373,784
(1) Amounts were credited (debited) to Investment in Trilogy Energy Trust.
(2) Excluding $30 million initial cash settlement of working capital distribution accounts.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
($ thousands, except as noted)

4. Property, Plant and Equipment

	2006			2005
	Cost	Accumulated Depletion and Depreciation	Net Book Value	Net Book Value
Petroleum and natural gas properties	$955,286	$(406,301)	$548,985	$606,185
Gas plants, gathering systems and production equipment	496,762	(91,775)	404,987	303,871
Other	42,152	(13,065)	29,087	4,523
	$1,494,200	$(511,141)	$983,059	$914,579

Included in property, plant and equipment are asset retirement costs, net of accumulated depletion and depreciation, of $52.9 million (2005 - $40.5 million). Capitalized costs associated with non-producing petroleum and natural gas properties totaling approximately $335.4 million (2005 - $319.7 million) are currently not subject to depletion.

For the year ended December 31, 2006, Paramount expensed $33.5 million in dry hole costs (2005 - $44.9 million). A portion of the dry hole costs expensed related to prior year capital projects that were determined in the current year to have no future economic value.

Continuity of Suspended Exploratory Well Costs
	2006	2005
Balance at January 1	$142,737	$117,839
Additions pending the determination of proved reserves	134,821	110,687
Reclassifications to proved reserves	(95,674)	(54,487)
Wells costs charged to dry hole expense	(12,204)	(24,013)
Wells sold	(11,907)	(7,289)
Balance at December 31	$157,773	$142,737

Aging of Capitalized Exploratory Well Costs
	2006	2005
Capitalized exploratory well costs that have been capitalized for a period of one year or less	$63,265	$80,289
Capitalized exploratory well costs that have been capitalized for a period of greater than one year	94,508	62,448
Balance at December 31	$157,773	$142,737
Number of projects that have exploratory well costs that have been capitalized for a period greater than one year	92	63

At December 31, 2006, $66.2 million of the capitalized costs of suspended wells related to Colville Lake in the Northwest Territories, and costs incurred to date in respect of farm-in commitments entered into during the third quarter of 2006 - see Note 14. The commerciality of the gas in Colville Lake is being evaluated in conjunction with the planned drilling program and the anticipated timing for construction of the MacKenzie Valley Gas Pipeline. The remaining capitalized costs relate to projects where infrastructure decisions are dependent upon environmental permission and production capacity, or where Paramount is continuing to assess reserves and their potential development, including those relating to oil sands.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
($ thousands, except as noted)

5.        Long-Term Investments and Other Assets

	2006	2005
Equity accounted investments:
Trilogy Energy Trust (“Trilogy”)	$60,821	$51,665
North American Oil Sands Corporation (“North American”)	161,626	-
Private oil and gas company (“Privateco”)	2,042	623
	224,489	52,288
Deferred financing costs, net of amortization and other	8,459	4,179
	$232,948	$56,467

Income From Equity Investments and Other

The following tables provide a summary of the components of income from equity investments and other, as included in the consolidated statements of earnings (loss):

	Year ended December 31, 2006
	Trilogy	North American	Privateco	Total

Equity income (loss)	$26,487	$(4,414)	$1,419	$23,492
Dilution gain	18,362	111,345	-	129,707
	$44,849	$106,931	$1,419	153,199
Gain on sale of investments and other				1,248
				$154,447

	Year ended December 31, 2005
	Trilogy	Gas LP	Privateco	Total

Equity income (loss)	$21,191	$(1,145)	$3,155	$23,201
Dilution gain	21,880	-	-	21,880
Provision for impairment	-	(1,130)	-	(1,130)
	$43,071	$(2,275)	$3,155	43,951
Gain on sale of investments and other				5,918
				$49,869

Paramount records its share of Trilogy’s equity income on a before-tax basis and the tax expense on that equity income is presented as a component of Paramount’s tax expense, because Trilogy is a trust and Paramount’s share of Trilogy’s income is ultimately taxable to Paramount. Paramount records its share of the equity income of other equity accounted investees net of tax.

Trilogy Energy Trust

Paramount owns 16.2 percent of the issued and outstanding trust units of Trilogy as of December 31, 2006 (December 31, 2005 - 17.7 percent). Paramount equity accounts for its investment in Trilogy on the basis that Paramount and Trilogy have certain common members of management, directors and significant equity holders. The fair value of Paramount’s investment in Trilogy, as of December 31, 2006, is approximately $171.4 million (2005 - $357.8 million), estimated using year-end market information.

In both 2006 and 2005, Trilogy issued additional trust units to third parties. As a result, Paramount’s equity interest in Trilogy was reduced to 16.2 percent from 17.7 percent during 2006 (2005 - 17.7 percent from 19.0 percent). This resulted in the recognition of dilution gains totaling $18.4 million in 2006 (2005 - $21.9 million).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
($ thousands, except as noted)

North American Oil Sands Corporation

In April 2006, Paramount closed a transaction whereby it vended its interest in certain oil sands properties and other assets to North American for approximately 50 percent of the then outstanding common shares of North American and aggregate cash consideration of approximately $17.5 million. The transaction was measured at the carrying value of the properties transferred of $63.1 million, including a deferred credit of $6.5 million. In association with the transaction, a gain of approximately $1.2 million was recorded representing the reduction in Paramount’s economic interest following the transaction. The remainder of the cash consideration was recognized as a return of Paramount’s investment in North American.

Paramount owns 34.0 percent of the issued and outstanding shares of North American as of December 31, 2006 (December 31, 2005 - nil). The fair value of this investment, as of December 31, 2006, is approximately $409.5 million, estimated using recent private placements completed by North American. In 2006, North American issued additional shares to third parties. As a result, Paramount’s equity interest in North American was reduced to 34.0 percent from 49.8 percent. This resulted in the recognition of dilution gains totaling $111.3 million.

Private Oil and Gas Company

Paramount owns 24.8 percent of the issued and outstanding shares of Privateco as of December 31, 2006 (December 31, 2005 - 24.8 percent). In October 2005, Paramount received distributions, valued at $5.7 million, in the form of common shares of a Toronto Stock Exchange listed oil and gas company from Privateco. The distributions consisted of a return-of-capital of $1.9 million and dividends of $3.8 million resulting from a disposition of one of Privateco’s producing properties.

Gas Marketing Limited Partnership (“Gas LP”)

In March 2005, Paramount completed a transaction whereby it acquired an indirect 30 percent interest (25 percent net of non-controlling interest) in a Gas Marketing Limited Partnership for $7.5 million (US$6 million). The Gas Marketing Limited Partnership commenced operations during March 2005 and was being accounted for using the equity method. During November 2005, the Gas Marketing Limited Partnership ceased commercial operations with the intention to dissolve. In connection with such planned dissolution, Paramount recognized a before tax provision for impairment of $1.1 million in 2005. In 2006 Paramount realized a return of capital of $4.9 million on its initial investment. The remaining portion of the net realizable value of this investment has been presented as part of short-term investments.

6. Long-Term Debt

	2006	2005
Credit facilities	$85,118	$105,479
Term Loan B Facility due 2012 (US$150.0 million)	174,810	-
8 1/2 percent US Senior Notes due 2013 (US$213.6 million)	248,921	248,409
	$508,849	$353,888

Credit Facilities

At December 31, 2006 and 2005, Paramount had a $200.0 million committed credit facility with a syndicate of Canadian banks. At December 31, 2006, the net base available was $121.0 million after adjustments for US Senior Notes and Term Loan B Facility service costs. Borrowings under the credit facility bear interest at floating rates based on the lender’s prime rate, bankers’ acceptance rate, or LIBOR, at the discretion of Paramount, plus an applicable margin depending on certain conditions. At December 31, 2006, the weighted average interest rate on

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
($ thousands, except as noted)

borrowings under the credit facility was 5.6 percent per annum (December 31, 2005 - 4.9 percent). At December 31, 2006 advances drawn on the credit facility were secured by a first fixed and floating charge over the assets of Paramount, excluding 12.8 million of the Trilogy trust units and all of the North American shares owned by Paramount. The credit facilities are available on a revolving basis for a period of 364 days from March 30, 2006 and can be extended a further 364 days upon request, subject to approval by the lenders. Paramount has requested an extension of the revolving term of the credit facility to March 27, 2008, pending approval of the lenders. In the event the revolving period is not extended, the facility would be available on a non-revolving basis for a one year term, at the end of which time the facility would be due and payable.

At December 31, 2006, Paramount had letters of credit totaling $20.8 million outstanding (December 31, 2005 - $23.3 million). These letters of credit have not been drawn; however they reduce the amount available to Paramount under the credit facilities.

Term Loan B Facility

In August 2006, Paramount closed a six year US$150.0 million non-revolving Term Loan B Facility (the “TLB Facility”). The full amount of the TLB Facility was drawn on closing. The TLB Facility is secured by all of the common shares of North American owned by Paramount.

Paramount may repay all or a portion of the TLB Facility at any time, however, the Company is not required to repay the TLB Facility prior to the maturity of the six year term. If any of the North American shares pledged as security are sold, Paramount must make an offer to repay an amount of the TLB Facility equal to the net proceeds of such a sale. Repayments during the first and second years are subject to premiums of 2% and 1% of principal, respectively. Subsequent repayments are not subject to premiums.

Borrowings under the TLB Facility bear interest at floating rates, based on LIBOR, the US Federal Funds rate or the Base Rate of the Administrative Agent. At December 31, 2006, the interest rate on borrowings under the TLB Facility was 9.9 percent per annum. So long as the TLB Facility is not in default, Paramount has discretion with respect to the basis upon which interest rates are set. In any event of repayment, holders are entitled to receive any accrued and unpaid interest.

US Senior Notes

In February 2005, Paramount completed a note exchange offer and consent solicitation, issuing US$213.6 million principal amount of 8 1/2 percent Senior Notes due 2013 (the “US Senior Notes”) and paying aggregate cash consideration of $45.1 million (US$36.2 million) in exchange for approximately 99.3 percent of the then outstanding 7 7/8 percent Senior Notes due 2010 (the “2010 Notes”), all of the then outstanding 8 7/8 percent Senior Notes due 2014 (the “2014 Notes”) and the note holders’ consent for Paramount to proceed with the Trilogy Spinout. At December 31, 2005, Paramount’s obligations respecting the 2010 Notes and 2014 Notes were extinguished as a result of the note exchange and subsequent open market repurchases. Paramount expensed $8.0 million of deferred financing costs associated with the 2010 Notes and the 2014 Notes in 2005.

The US Senior Notes bear interest at a rate of 8 1/2 percent per annum, mature on January 31, 2013 and are secured by 12.8 million of the Trilogy trust units that are owned by Paramount. Paramount may sell any or all of these trust units, in one or more transactions, provided it offers to redeem the US Senior Notes with the net proceeds received. Paramount may also, at its option, redeem all or a portion of the US Senior Notes after January 31, 2007 in one or more transactions. The redemption price associated with such events would be par plus a redemption premium, if applicable, of up to 4 1/4 percent, depending on when the US Senior Notes are redeemed. In any event of redemption, holders are entitled to receive any accrued and unpaid interest.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
($ thousands, except as noted)

7.  Asset Retirement Obligations

	2006	2005
Asset retirement obligations, beginning of year	$66,203	$101,486
Adjustment resulting from the Trilogy Spinout (Note 3)	-	(65,076)
Reduction on disposal of properties	(2,949)	-
Liabilities incurred	6,684	3,614
Revisions in estimated cost of abandonment	7,352	22,113
Liabilities settled	(779)	(990)
Accretion expense	7,304	5,056
Asset retirement obligations, end of year	$83,815	$66,203

The total future asset retirement obligation was estimated by management based on Paramount’s net ownership in all wells and facilities, estimated work to reclaim and abandon the wells and facilities, and the estimated timing of the costs to be incurred in future periods. The undiscounted asset retirement obligations associated with Paramount’s oil and gas properties at December 31, 2006 are $187.8 million (December 31, 2005 - $138.4 million), which have been discounted using credit-adjusted risk-free rates between 7 7/8 percent and 8 7/8 percent. The majority of these obligations are not expected to be settled for several years, or decades, in the future and will be funded from general company resources at that time.

8.  Share Capital

Authorized

Paramount’s authorized capital is comprised of an unlimited number of voting Class A Common Shares, an unlimited number of non-voting redeemable / retractable Class X Preferred Shares, an unlimited number of Class Y Preferred Shares, an unlimited number of non-voting redeemable / retractable Class Z Preferred Shares, and an unlimited number of non-voting Preferred Shares issuable in series, all of such classes of shares without par value. The redemption price for each Class X Preferred Share and each Class Z Preferred Share is $15.23. The redemption price for each Class Y Preferred Share is $5.00. The Class X Preferred Shares, Class Y Preferred Shares and Class Z Preferred Shares carry non-cumulative preferential dividends as and when declared by the Board of Directors of Paramount.

Trilogy Spinout

In connection with the Trilogy Spinout, the following transactions took place:

•
34.2 million common shares held by shareholders (which exclude common shares held by “Substantial Shareholders” as later defined) were transferred to Paramount in exchange for the issuance to such shareholders of 34.2 million Common Shares and 34.2 million Class X Preferred Shares, whereupon the common shares received by Paramount were cancelled.

•
29.9 million common shares held by Substantial Shareholders (a person who either alone or together with persons that were related to that person for purposes of the Income Tax Act (Canada), beneficially owned 25 percent or more of the issued and outstanding common shares) were transferred to Paramount in exchange for the issuance to such Substantial Shareholders of 29.9 million Common Shares and 29.9 million Class Z Preferred Shares, whereupon the common shares received by Paramount were cancelled.

•
All of the issued and outstanding Class Z Preferred Shares were redeemed by Paramount in exchange for the issuance by Paramount of notes payable to the Substantial Shareholders (the “Redemption Notes”) whereupon all of the Class Z Preferred Shares were cancelled.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
($ thousands, except as noted)

•
The Redemption Notes were transferred and assigned to a subsidiary of Trilogy by the Substantial Shareholders in exchange for 29.9 million Trilogy trust units. The Redemption Notes were extinguished during the course of the Trilogy Spinout reorganization.

•
All of the issued and outstanding Class X Preferred Shares were transferred by the holders of such shares to a wholly-owned subsidiary of Paramount Resources Ltd. (“Exchangeco”) in exchange for Trilogy trust units. As of December 31, 2006, Exchangeco held 34.2 million Class X Preferred Shares of Paramount Resources Ltd. (December 31, 2005 - 34.2 million Class X Preferred Shares).

For presentation purposes, Paramount has shown the Class A Common Shares as a continuity of the common shares, with an adjustment to the carrying value of such shares to reflect the impact of the Trilogy Spinout.

Issued and Outstanding

Common Shares / Class A Common Shares	Shares	Amount
Balance December 31, 2004	63,185,600	$302,932
Issued on exercise of stock options (Note 9)	1,136,075	29,126
Issued for cash	1,900,000	40,407
Share issuance costs, net of tax benefit	-	(525)
Tax adjustment on share issuance costs and flow-through share renunciations	-	(16,387)
Share exchange adjustment on Trilogy Spinout (Note 3)		(157,136)
Balance December 31, 2005	66,221,675	198,417
Issued on exercise of stock options (Note 9)	857,300	27,749
Issued for cash	3,200,000	123,734
Share issuance costs, net of tax benefit	-	(1,935)
Tax adjustment on flow-through share renunciations	-	(6,894)
Balance December 31, 2006	70,278,975	$341,071

In November 2006, Paramount completed the private placement of 1,000,000 Common Shares issued on a flow-through basis at a price of $33.75 per share. The gross proceeds of this issue were $33.8 million. In November 2006, Paramount also completed the private placement of 1,000,000 Common Shares issued on a flow-through basis at a price of $33.75 per share to companies controlled by Paramount’s Chairman and Chief Executive Officer, and a member of their family. The gross proceeds of this issue were $33.8 million.

In March 2006, Paramount completed the private placement of 600,000 Common Shares issued on a flow-through basis at a price of $52.00 per share. The gross proceeds of this issue were $31.2 million. Paramount also completed the private placement of 600,000 Common Shares at a price of $41.72 per share on the same day to companies controlled by Paramount’s Chairman and Chief Executive Officer. The gross proceeds of this issue were $25.0 million.

In July 2005, Paramount completed the private placement of 1,900,000 Common Shares issued on a flow-through basis at a price of $21.25 per share. The gross proceeds of this issue were $40.4 million.

9.  Stock-based Compensation

Paramount Options

Paramount has a stock option plan (the “Plan”) that enables the Board of Directors or its Compensation Committee to grant to key Paramount employees and directors options to acquire common shares of the company. The exercise price of an option is no lower than the closing market price of the common shares on the day preceding the date of

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
($ thousands, except as noted)

grant. Upon exercise of options under the Plan, optionholders may be entitled to receive, at the election of the employee, either a share certificate for the common shares or a cash payment in an amount equal to the positive difference, if any, between the market price and the exercise price of the number of common shares in respect of which the option is exercised: the market price being the weighted average trading price of the common shares on the Toronto Stock Exchange for the five (5) trading days preceding the date of exercise. Paramount, however, can refuse to accept a cash surrender. When options are surrendered for cash, the cash settlement paid reduces the previously accrued liability. Differences between the cash settlement amount and the liability accrued are recognized in earnings as stock-based compensation expense. Options granted generally vest over four years and have a four and a half year contractual life.

Under the terms of the plan of arrangement reorganization respecting the Trilogy Spinout, effective April 1, 2005, each outstanding Paramount Option was replaced with one New Paramount Option and one Holdco Option. A New Paramount Option and a Holdco Option issued in replacement of a Paramount Option each related to the same number of Common Shares and Holdco shares, which derive their value from Trilogy trust units, respectively, as the number of common shares issuable under the replaced Paramount Option, and had the same aggregate exercise price as the replaced Paramount Option with the respective exercise price being determined based on the Common Share weighted average trading price and the Trilogy trust unit weighted average trading price. This was intended to preserve, but not enhance, the economic benefit to the optionholders.

New Paramount Options

Each New Paramount Option is subject to the Plan and is identical to the Paramount Option, except that, for each New Paramount Option that replaced the Paramount Options;

a) it entitles the holder to acquire Common Shares;

b) the exercise price was determined by multiplying the exercise price of the Paramount Option it replaced by the fraction determined by dividing the Common Shares weighted average trading price by the sum of the Common Shares weighted average trading price and the Trilogy trust unit weighted average trading price; and

c) the provisions relating to termination in the event of ceasing to be a Paramount employee only apply in the event the optionholder is no longer employed by either Paramount or Trilogy.

The granting of Paramount Options ceased March 31, 2005. Effective April 1, 2005, only New Paramount Options are granted under the Plan.

Holdco Options

Under the Trilogy Spinout, Paramount transferred 2.3 million Trilogy trust units to a wholly owned, non-public subsidiary of Paramount (“Holdco”). The Holdco Options are not subject to the Plan.

Each Holdco Option entitles the holder thereof to acquire from Paramount the same number of common shares of Holdco, as the number of common shares issuable under the holder’s Paramount Option. The exercise price is the exercise price of the original Paramount Option less the exercise price of the related New Paramount Option. The vesting dates and expiry dates are the same as the Paramount Option and the termination provisions are the same as for the related New Paramount Option.

Holdco’s shares are not listed for trading on any stock exchange. As a result, holders of the Holdco Options have the right, alternatively, to surrender options for cancellation in return for a cash payment from Paramount. The amount of the payment in respect of each Holdco share subject to the surrendered option is the difference between the fair market value of a Holdco share at the date of surrender and the exercise price. The fair market value of a Holdco

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
($ thousands, except as noted)

share is based on the fair market value of the Trilogy trust units it holds and any after-tax cash and investments (resulting from distributions on the Trilogy trust units).

Under Paramount's Employee Incentive Stock Option Plan, options can be granted up to a maximum of 10 percent of the outstanding capital of the corporation. As at December 31, 2006, the 10 percent limit was equivalent to a maximum grant of options of 7.0 million. As at December 31, 2006, 4.5 million New Paramount Options were outstanding, exercisable to April 30, 2011 at prices ranging from $4.33 to $43.25 per share. The following table provides a continuity of Paramount’s stock options:

New Paramount Options	2006		2005
	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options
	($ / share)		($ / share)
Balance, beginning of year	$10.22	3,910,175	$-	-
Granted on Trilogy Spinout	-	-	5.53	2,279,500
Granted	34.48	1,688,500	14.89	2,030,250
Exercised	5.87	(857,550)	5.91	(321,575)
Cancelled	23.52	(272,200)	7.22	(78,000)
Balance, December 31	$19.41	4,468,925	$10.22	3,910,175
Options exercisable, December 31	$9.05	914,950	$5.08	853,800

Holdco Options	2006		2005
	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options
	($ / share)		($ / share)
Balance, beginning of year	$5.79	1,985,375	$-	-
Granted on Trilogy Spinout	-	-	5.85	2,279,500
Exercised	4.99	(1,191,500)	5.11	(253,125)
Cancelled	10.70	(56,250)	9.98	(41,000)
Balance, December 31	$6.72	737,625	$5.79	1,985,375
Options exercisable, December 31	$5.86	303,250	$4.92	864,250

Paramount Options	2006		2005
	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options
	($ / share)		($ / share)
Balance, beginning of year	$-	-	$10.41	3,212,500
Granted	-	-	28.62	148,000
Exercised	-	-	10.50	(1,057,000)
Cancelled	-	-	26.90	(24,000)
Cancelled under the plan of arrangement reorganization	-	-	11.38	(2,279,500)
Balance, December 31	$-	-	$-	-
Options exercisable, December 31	$-	-	$-	-

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
($ thousands, except as noted)

Additional information about Paramount’s stock options outstanding as at December 31, 2006 is as follows:
	Outstanding			Exercisable
Exercise Prices	Number	Weighted Average Contractual Life	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
			($ / share)		($ / share)
New Paramount Options
$4.33-$10.00	1,015,825	1.06	$4.87	662,450	$4.58
$10.01-$20.00	1,765,400	2.86	13.70	161,200	13.99
$20.01-$30.00	122,200	3.93	27.53	10,800	25.49
$30.01-$43.25	1,565,500	3.61	34.65	80,500	33.71
Total	4,468,925	2.74	$19.41	914,950	$9.05
Holdco Options
$4.58-$6.00	506,625	1.20	$4.70	262,250	$4.69
$6.01-$10.00	77,500	1.89	7.08	2,500	6.43
$10.03-$16.37	153,500	2.45	13.22	38,500	13.77
Total	737,625	1.53	$6.72	303,250	$5.86

The current portion of stock-based compensation liability of $5.2 million at December 31, 2006 ($27.3 million at December 31, 2005) represents the value, using the intrinsic value method, of vested Holdco Options and Holdco Options that will vest during the following twelve months. For exercises of New Paramount Options, Paramount has generally refused to accept a cash surrender since August 2005 and has therefore required holders of New Paramount Options to exercise their vested options and acquire Common Shares.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
($ thousands, except as noted)

10.        Income Taxes

The following table reconciles income taxes calculated at the Canadian statutory rate to Paramount’s recorded income tax (recovery):

	2006	2005
Net earnings (loss) before tax	$(67,874)	$(104,796)
Effective Canadian statutory income tax rate	33.61%	37.81%
Expected income tax (recovery)	$(22,812)	$(39,623)
Increase (decrease) resulting from:
Non-deductible Canadian Crown payments	27	13,894
Federal resource allowance	(2,086)	(9,380)
Statutory and other rate differences	6,126	(2,950)
Attributed Canadian royalty income recognized	(54)	(564)
Large Corporations Tax and other	184	9,763
Non-taxable capital (gains) losses	4,308	(2,925)
Income from equity investments and other	(22,549)	(8,273)
Tax assets not previously recognized	(26,394)	(16,649)
Stock based compensation	1,338	16,980
Other	11,831	(1,137)
Income tax (recovery)	$(50,081)	$(40,864)

Components of Future Income Tax Asset
	2006	2005
Timing of partnership items	$(52,316)	$(84,412)
Property, plant and equipment less than of tax value	88,593	51,481
Asset retirement obligations	24,457	22,382
Stock-based compensation liability	1,757	11,235
Non-capital and net operating losses carried forward	1,393	-
Other	(22,882)	2,237
Future income tax asset	$41,002	$2,923

Paramount has $132.7 million of unused tax losses expiring between 2014 and 2019. In addition, Paramount has $30.8 million of deductible temporary differences for which no future income tax asset has been recognized.

11.  Financial Instruments

Paramount has elected not to designate any of its financial instruments as hedges under Accounting Guideline 13, Hedging Relationships (“AcG-13”). Prior to January 1, 2004, Paramount had designated its derivative financial instruments as hedges. The fair value of all outstanding financial instruments that were no longer designated as hedges under AcG-13, were recorded on the consolidated balance sheet with an offsetting net deferred gain. The net deferred loss was recognized into net earnings until December 31, 2005.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
($ thousands, except as noted)

The following table presents a reconciliation of the change in the unrealized and realized gains and losses on financial instruments:

	2006	2005
Fair value of contracts, beginning of year	$(4,613)	$19,376
Change in fair value of contracts in place at beginning of year and contracts entered into during the year	69,569	(34,636)
Change in fair value of contracts recorded on transition	-	243
Amortization of deferred fair value of contracts	-	(1,649)
Fair value of contracts realized during the year (gain) / loss	(42,198)	12,053
Fair value of contracts, end of year	$22,758	$(4,613)

(a)	Commodity Price Contracts

At December 31, 2006, Paramount was a party to the following financial forward commodity contracts:

	Amount	Price	Term
Sales Contracts
NYMEX Fixed Price	10,000 MMBtu/d	US$10.14/MMBtu	November 2006 - March 2007
NYMEX Fixed Price	10,000 MMBtu/d	US$10.37/MMBtu	November 2006 - March 2007
NYMEX Fixed Price	10,000 MMBtu/d	US$10.00/MMBtu	November 2006 - March 2007
NYMEX Fixed Price	10,000 MMBtu/d	US$11.15/MMBtu	November 2006 - March 2007
NYMEX Fixed Price	10,000 MMBtu/d	US$10.88/MMBtu	November 2006 - March 2007
WTI Fixed Price	1,000 Bbl/d	US$67.50/Bbl	January 2007 - December 2007
WTI Fixed Price	1,000 Bbl/d	US$67.51/Bbl	January 2007 - December 2007
Purchase Contracts
NYMEX Fixed Price	10,000 MMBtu/d	US$9.16/MMBtu	November 2006 - March 2007
NYMEX Fixed Price	10,000 MMBtu/d	US$7.59/MMBtu	November 2006 - March 2007
NYMEX Fixed Price	10,000 MMBtu/d	US$7.82/MMBtu	January 2007 - March 2007

During the year ended December 31, 2006, Paramount entered into a costless foreign exchange collar for settlement on February 26, 2007. The floor price of the foreign exchange collar is CDN $1.1364/US$1, and the ceiling price is CDN $1.0822/US$1 based on an underlying amount of US$150 million.

The aggregate fair value of the above contracts as at December 31, 2006 was a $22.8 million gain (2005 - $4.6 million loss).

(b)	Fair values of financial assets and liabilities

Borrowings under bank credit facilities and the TLB Facility are market rate based, thus, their respective carrying values in the Consolidated Financial Statements approximate fair value. Paramount’s US Senior Notes were trading at approximately 99.3 percent as at December 31, 2006. Fair values for derivative instruments are determined based on the estimated cash payment or receipt necessary to settle the contract at year-end. Cash payments or receipts are based on discounted cash flow analysis using current market rates and prices available to Paramount.

(c)	Credit Risk

Paramount is exposed to credit risk from financial instruments to the extent of non-performance by third parties, and non-performance by counterparties to swap agreements. Paramount minimizes credit risk associated with possible non-performance by financial instrument counterparties by entering into contracts with only highly rated counterparties and by controlling third party credit risk with credit approvals, limits on exposures to any one counterparty and monitoring procedures. Paramount sells production to a variety of purchasers under normal industry sale and payment terms. Paramount’s accounts receivable are with customers and joint venture partners in the petroleum and natural gas industry and are subject to normal credit risk.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
($ thousands, except as noted)

(d)	Interest Rate Risk

Paramount is exposed to interest rate risk to the extent that changes in market interest rates will impact Paramount’s credit facilities that have a floating interest rate.

12. Consolidated Statements of Cash Flows - Selected Information

(a)	Items not involving cash

	2006	2005

Unrealized loss (gain) on financial instruments	$(27,373)	$23,989
Stock-based compensation - non cash portion	(21,692)	54,389
Depletion, depreciation and accretion	156,190	184,469
Dry hole	33,464	44,895
(Gain) on sale of property, plant and equipment	(1,850)	(8,412)
Write-down of petroleum and natural gas properties	183,799	14,867
Unrealized foreign exchange loss	9,874	5,861
Provision for doubtful accounts	9,306	-
Equity earnings in excess of cash distributions	(115,849)	(6,017)
Future income tax (recovery)	(51,763)	(50,627)
Other	779	2,696
	$174,885	$266,110

(b)	Changes in non-cash working capital

	2006	2005

Short-term investments	$5,284	$13,362
Accounts receivable	(21,491)	(32,519)
Distributions receivable from Trilogy Energy Trust	9,622	(12,028)
Financial instruments (net)	-	3,782
Prepaid expenses	810	(796)
Accounts payable and accrued liabilities	88,907	99,667
Due to related parties	(5,078)	(23,928)
	$78,054	$47,540

Operating activities	$10,807	$(85,300)
Investing activities	67,247	132,840
	$78,054	$47,540

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
($ thousands, except as noted)

(c)	Supplemental cash flow information

	2006	2005

Interest paid	$31,368	$24,288
Large corporations and other taxes paid	$6,208	$5,157

13.  Related Party Transactions

(a)	Trilogy Energy Trust

At December 31, 2006, Paramount held approximately 15.0 million trust units of Trilogy representing 16.2 percent of the issued and outstanding trust units of Trilogy at such time. In addition to the Trilogy trust units held by Paramount, Trilogy and Paramount have certain common members of management and directors. The following transactions have been recorded at the exchange amounts:

•
Paramount provided certain operational, administrative, and other services to Trilogy Energy Ltd., a wholly-owned subsidiary of Trilogy, pursuant to a services agreement between Paramount and Trilogy dated April 1, 2005 (the “Services Agreement”). The Services Agreement had an initial term ending March 31, 2006, was renewed on the same terms and conditions until March 31, 2007 and is expected to be renewed on the same terms and conditions to March 31, 2008. Under the Services Agreement, Paramount is reimbursed for all reasonable costs (including expenses of a general and administrative nature) incurred by Paramount in providing the services. The reimbursement of expenses is not intended to provide Paramount with any financial gain or loss. For the year ended December 31, 2006 the amount of costs subject to reimbursement under the services Agreement totaled $1.9 million (2005 - $4.2 million) which has been reflected as a reduction in Paramount’s general and administrative expense.

•
As a result of the Trilogy Spinout, certain employees and officers of Trilogy hold Paramount stock options and Holdco options. The stock-based compensation expense relating to these options for the year ended December 31, 2006 totaled $0.7 million (2005 - $4.4 million), of which $0.4 million was charged to stock based compensation expense and $0.3 million was recognized in equity in net earnings of Trilogy (2005 - $3.6 million and $0.8 million, respectively.)

•
Paramount recorded distributions from Trilogy totaling $37.3 million in 2006 (2005 (9 Months) - $35.3 million). Distributions receivable of $2.4 million (2005 - $12.0 million) relating to distributions declared by Trilogy in December 2006 were accrued at December 31, 2006 and received in January 2007.

•
In connection with the Trilogy Spinout in 2005, and in order to market Trilogy’s natural gas production, Paramount and Trilogy Energy LP, entered a Call on Production Agreement which provided Paramount the right to purchase all or any portion of Trilogy Energy LP’s available gas production at a price no less favourable than the price that Paramount Resources received on the resale of the natural gas to a gas marketing limited partnership (see “Gas Marketing Limited Partnership” - below). Trilogy Energy LP is a limited partnership which is indirectly wholly-owned by Trilogy.

•
For the year ended December 31, 2005, Paramount purchased 8.5 million GJ of natural gas from Trilogy Energy LP for approximately $70.3 million under the Call on Production Agreement for sale to the gas marketing limited partnership (see below). The price that Paramount paid Trilogy Energy LP for the natural gas was the same that Paramount Resources received on the resale of the natural gas to the related party gas marketing limited partnership. As a result, such amounts were netted for financial statement presentation purposes and no revenues or expenses have been reflected in the Consolidated Financial Statements related to these activities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
($ thousands, except as noted)

•	During the course of the year, Paramount also had other transactions in the normal course of business with Trilogy.

•	At December 31 2006, Paramount owed Trilogy $1.5 million (2005 - $6.4 million), excluding distributions receivable from Trilogy.

(b)	Drilling Company

During the second quarter of 2006, Paramount and a private company controlled by Paramount’s Chairman and Chief Executive Officer (the “Private Company”) formed a company in the United States (“Drillco”) to supply drilling services to a United States subsidiary of Paramount. On formation, Paramount owned 50 percent of Drillco. Drillco was consolidated into Paramount’s financial statements as a variable interest entity. Drillco has entered into a contract for the purchase of two drilling rigs. In connection with the purchase of the drilling rigs, the Private Company extended demand loans to Drillco having an aggregate principal amount of $11.3 million (US$9.9 million) and bearing interest at a US bank’s prime interest rate plus 0.5 percent.

During the fourth quarter of 2006, Paramount purchased all of the interests in Drillco held by the Private Company for cash consideration of US$1,000.00, and repaid the aggregate principal of the demand loans advanced by the Private Company of $11.3 million and accrued interest thereon of $0.5 million. As of December 31, 2006 Drillco is a wholly-owned subsidiary of Paramount.

(c)	Gas Marketing Limited Partnership

In March 2005, Paramount acquired an indirect 30 percent interest (25 percent net of non-controlling interest) in a Gas Marketing Limited Partnership (“Gas LP”) for $7.5 million. In connection with this acquisition, Paramount agreed to make available for delivery an average of 150,000 GJ/d of natural gas over a five year term, to be marketed on Paramount’s behalf by the Gas LP with the expectation that prices received for such gas would be at or above market. The Gas LP commenced operations that month.

During 2005, Paramount sold 10,380,998 GJ of its natural gas production to the Gas LP for $83.3 million. The proceeds of such sales have been reflected in petroleum and natural gas sales revenue. In addition, Paramount sold 8,490,542 GJ of natural gas purchased from Trilogy (see above) to the Gas LP for $70.3 million. These transactions have been recorded at the exchange amounts.

Because of market conditions, including the significant volatility of natural gas prices in the fall of 2005 and the resulting margin requirements, the partners of the Gas LP resolved to cease commercial operations in November 2005 and to dissolve the partnership in due course. In connection with such planned dissolution, Paramount recognized a before tax provision for impairment of $1.1 million in 2005. In 2006 Paramount realized a return of capital of $4.9 million on its initial investment.

(d)	Private Oil and Gas Company

At December 31, 2006, Paramount held 2.7 million shares (2005 - 2.7 million shares) of a Privateco, representing 24.8 percent of the issued and outstanding share capital of the company at such time. A member of Paramount’s management is a member of the board of directors of Privateco by virtue of such shareholdings. During 2005, Paramount received dividends and a return-of-capital distribution from Privateco (the “Distributions”). The Distributions were paid in the form of common shares of a Toronto Stock Exchange listed oil and gas company. The value of such shares received by Paramount was $5.7 million, based on the market price of the shares on the date of the Distributions. The Distributions reduced the carrying value of Paramount’s investment in the Privateco in the Consolidated Financial Statements.

(e)	Other

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
($ thousands, except as noted)

Drillco has entered into a contract with a company (the “Supplier”) for the construction of two drilling rigs under a cost-plus fee arrangement. An individual who is a part-owner of the Supplier is also a director of another company affiliated with Paramount. Costs to construct the two drilling rigs are estimated at US$17.4 million, including a US$2.0 million fee due and payable to the Supplier upon delivery. In addition to the estimated cost of materials and construction, other incremental costs required to complete, deliver and prepare the rigs for full operation are estimated at approximately US$6.9 million.

During 2006, two officers and a director of Paramount participated in private equity placements undertaken by North American; purchasing an aggregate 156,667 shares of North American for $1.9 million.

During 2006 Paramount’s Chairman and Chief Executive Officer purchased Common Shares of Paramount as more fully described in Note 8 - Share Capital. In addition to the CEO, certain other employees, officers, and directors of Paramount purchased an aggregate 69,100 flow-through Common Shares issued by Paramount for gross proceeds of $2.5 million.

During 2005, certain directors, officers, and employees purchased an aggregate 0.9 million flow through shares issued by Paramount for gross proceeds to Paramount of $21.1 million.

14.  Contingencies and Commitments

(a)	Contingencies

Paramount is party to various legal claims associated with the ordinary conduct of business. Paramount does not anticipate that these claims will have a material impact on its financial position.

Paramount indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to Paramount to the extent permitted by law. Paramount has acquired and maintains liability insurance for its directors and officers.

The operations of Paramount are complex, and related tax and royalty legislation and regulations, and government interpretation and administration thereof, in the various jurisdictions in which Paramount operates are continually changing. As a result, there are usually some tax and royalty matters under review by relevant government authorities.

All tax filings are subject to subsequent government audit and potential reassessments. Accordingly, the finally determined income tax liability may differ materially from amounts estimated and recorded.

Crown royalties for Paramount’s production from frontier lands in the Northwest Territories have been provided for in the Consolidated Financial Statements based on the Company’s interpretation of the relevant legislation and regulations. At present, Paramount has not received assessments for a significant portion of its past Northwest Territories royalty filings with the Government of Canada. Although Paramount believes that its interpretation of the relevant legislation and regulations has merit, Paramount is unable to predict the ultimate outcome of future audits and/or assessments by the Government of Canada of Paramount’s Northwest Territories crown royalty filings. Additional amounts could become payable and the impact on the consolidated financial statements could be material.

(b)	Commitments

During 2006, Paramount entered into an area wide farm-in agreement (the “Farm-in Agreement”) respecting certain Mackenzie Delta, Northwest Territories exploratory properties (the “Farm-in Properties”). Under the Farm-in Agreement:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
($ thousands, except as noted)

•
A 50 percent interest in the Farm-in Properties can be earned by drilling 11 wells within a four year period and making certain continuation payments, the aggregate of which is expected to range between $11 million and $21 million;

•	Approximately $50 million of 3D seismic must be shot;

•
If all of the drilling commitments under the Farm-in Agreement are satisfied, a 50 percent interest in three discoveries previously made in the Mackenzie Delta by the counterparties to the Farm-in Agreement will also be earned; and

•
Five test wells must be drilled; two wells during the 2006 - 2007 drilling season, and three wells during the 2007 - 2008 drilling season, which are estimated by the assignee of the Farm-in Agreement (see below) to cost approximately $95 million in the aggregate. Once five exploratory wells have been drilled (which includes any of the test wells which are exploratory wells), the farmee may elect to stop further drilling and earn a reduced interest in the farm-in lands. In such event, the farmee would remain responsible for the aforementioned seismic commitment and continuation payments. To December 31, 2006, Paramount has incurred approximately $5.5 million associated with commitments under the Farm-in Agreement.

On January 12, 2007, Paramount assigned all of its rights and obligations under the Farm-in Agreement to MGM Energy Corp. (“MGM Energy”), a new publicly traded company, under the MGM Spinout (see Note 15 - Subsequent Events). Notwithstanding such assignment, Paramount continues to be jointly and severally liable for the obligations of MGM Energy under the Farm-in Agreement to the extent such obligations are not satisfied by MGM Energy. MGM Energy is obligated to satisfy all of the obligations of Paramount under the Farm-in Agreement and to take whatever steps are necessary to raise sufficient funds to meet such obligations. If MGM Energy is unable to satisfy its obligations under the Farm-in Agreement and Paramount is thereby required to satisfy such obligations, MGM Energy is obligated to repay to Paramount, on a demand basis, all amounts expended by Paramount to satisfy such obligations. Any amount owing to Paramount will bear interest at a rate equal to Paramount’s cost of capital at the time of expenditure, plus one percent, and will be secured by a charge over all of MGM Energy’s assets.

Paramount has commitments with two oilfield service companies to provide drilling services to Paramount on a “take-or-pay” basis. The total estimated minimum commitment associated with these drilling rig contracts is approximately $9.7 million over a period of two years.

During 2006 Paramount entered into a third party contract to use up to 16.3 MMcf/d of gas processing plant capacity for a fixed fee. Under the contract, Paramount has a use-or-pay obligation for 10.6 MMcf/d capacity, 10.6 MMcf/d net.

At December 31, 2006, Paramount has the following commitments:

($ thousands)	2007	2008	2009	2010	2011	After 2011
Transportation	$16,873	$12,050	$8,154	$7,927	$7,792	$49,674
Leases	4,221	2,304	2,304	1,731	1,731	2,706
Capital spending commitment(1)	69,849	112,451	2,451	125	-	-
Total	$90,943	$126,805	$12,909	$9,783	$9,523	$52,380
(1)Includes commitments under the Farm-in Agreement.

15.  Subsequent Events

On January 12, 2007, Paramount completed a reorganization pursuant to a plan of arrangement under the Business Corporations Act (Alberta), resulting in the creation of MGM Energy Corp. (“MGM Energy”) as a new publicly-traded corporation (the “MGM Spinout”).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
($ thousands, except as noted)

Through the MGM Spinout:

•
Paramount received a demand promissory note in the principal amount of $12.0 million and 18.2 million voting class A preferred shares of MGM Energy, which shares were subsequently converted into MGM Energy voting common shares on a share-for-share basis;

•
Paramount’s shareholders received an aggregate approximate of 2.8 million voting common shares of MGM Energy and approximately 14.2 million warrant units, with each warrant unit consisting of one MGM Energy short term warrant and one MGM Energy longer term warrant; and

•
MGM Energy became the owner of (i) rights under the Farm-in Agreement; (ii) oil and gas properties in the Colville Lake / Sahtu area of the Mackenzie Delta, Northwest Territories; and (iii) an interest in one well in the Cameron Hills area of the southern portion of the Northwest Territories, all of such property formerly being owned by Paramount (all such assets collectively referred to as the “MGM Energy Assets”).

Each MGM Energy short term warrant entitled the holder thereof to acquire, at the holder’s option either (i) one MGM Energy common share at a price of $5.00; or (ii) one MGM Energy flow-through common share at a price of $6.25 and was exercisable until February 16, 2007. A total of approximately 7.9 million MGM Energy short term warrants were exercised for MGM Energy common shares and approximately 5.9 million MGM Energy short term warrants were exercised for MGM Energy flow-through common shares for aggregate gross proceeds to MGM Energy of approximately $76.5 million. As a result, Paramount’s 18.2 million voting class A preferred shares of MGM Energy were converted into 18.2 million voting common shares of MGM Energy.

As a result of the exercise of the MGM Energy short term warrants and the subsequent private placement to certain directors of MGM Energy, 14.2 million longer term warrants are outstanding. Each MGM Energy longer-term warrant entitles the holder thereof to acquire, at the holder’s option either: (i) one MGM Energy common share at a price of $6.00; or (ii) one MGM Energy flow-through common share at a price of $7.50. The MGM Energy longer term warrants expire on September 30, 2007.

Paramount’s transfer of the MGM Energy Assets to MGM Energy under the MGM Spinout did not result in a substantive change in ownership of the MGM Energy Assets under GAAP. Therefore, the transaction is expected to be accounted for using the carrying value of the net assets transferred and is not expected to give rise to a gain or loss in the consolidated financial statements of Paramount.

Following completion of the MGM Spinout, the exercise of short-term warrants by warrant holders, the private placement to certain of MGM Energy’s directors and the conversion of Paramount’s preferred shares into common shares; Paramount owns 51.7 percent of the voting common shares of MGM Energy, making MGM Energy a subsidiary of Paramount. Since MGM Energy is a subsidiary of Paramount, MGM Energy’s financial position and results of operations and cash flows must be consolidated with Paramount’s.

Subsequent to December 31, 2006, Paramount entered into the following derivative financial instruments:

	Amount	Price	Term
Purchase Contracts
NYMEX Fixed Price	10,000 MMBtu/d	US$7.70 MMBtu	March 2007
NYMEX Fixed Price	10,000 MMBtu/d	US$7.69 MMBtu	March 2007

In February 2007, Paramount settled its outstanding costless foreign exchange collar for gross proceeds of $4.9 million and entered into a new costless foreign exchange collar for settlement on August 20, 2007. The floor price of the foreign exchange collar is CDN $1.1900/US$1, and the ceiling price is CDN $1.1415/US$1 based on an underlying amount of US$150 million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
($ thousands, except as noted)

16. Geographical Information

Paramount operates in Canada and the United States. Paramount operates in the United States through its wholly owned subsidiaries Summit Resources Inc. and Paramount Drilling U.S. LLC.

As at and for the year ended December 31, 2006	Property, Plant and Equipment	Goodwill	Petroleum and Natural Gas Sales
Canada	$915,355	$12,221	$291,965
United States	67,704	-	20,631
Total	$983,059	$12,221	$312,596

As at and for the year ended December 31, 2005	Property, Plant and Equipment	Goodwill	Petroleum and Natural Gas Sales
Canada	$881,398	$12,221	$463,666
United States	33,181	-	19,004
Total	$914,579	$12,221	$482,670

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
($ thousands, except as noted)

17.	Reconciliation of Financial Statements to United States Generally Accepted Accounting Principles

These Consolidated Financial Statements have been prepared in accordance with Canadian GAAP, which in most respects, conform to United States generally accepted accounting principles (“US GAAP”). The significant differences between Canadian and US GAAP that impact Paramount are described below.

NET EARNINGS

	2006	2005

Net earnings (loss) from continuing operations under Canadian GAAP	$(17,793)	$(63,932)
Adjustments under US GAAP, net of tax:
Financial instruments(a)	-	2,054
Future income taxes(b)	(3,099)	(12,297)
Depletion and depreciation expense(c)	547	1,546
Short-term investments(d)	(1,975)	(24)
Dilution gain(e)	(111,345)	-
Stock-based compensation(j)	(7,397)	-
Reorganization costs(i)	(1,427)	(2,969)
Net earnings (loss) under US GAAP before change in accounting policy	$(142,489)	$(75,622)
Change in accounting policy - stock-based compensation, net of tax	(614)	-
Net earnings (loss) under US GAAP	$(143,103)	$(75,622)

Net earnings (loss) per common share under US GAAP before change in accounting policy
Basic	$(2.10)	$(1.17)
Diluted	$(2.10)	$(1.17)
Net earnings (loss) per common share under US GAAP
Basic	$(2.10)	$(1.17)
Diluted	$(2.10)	$(1.17)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
($ thousands, except as noted)

BALANCE SHEET

As at December 31	2006		2005
	As Reported	US GAAP	As Reported	US GAAP
Assets
Cash	14,357	14,357	-	-
Short-term investments(d)	3,890	4,043	14,048	16,176
Accounts receivable	103,324	103,324	92,772	92,772
Distributions receivable from Trilogy Energy Trust	2,406	2,406	12,028	12,028
Financial instrument assets	22,758	22,758	2,443	2,443
Prepaid expenses and other	3,059	3,059	3,869	3,869
	149,794	149,947	125,160	127,288
Property, plant and equipment - net(c)	983,059	980,355	914,579	911,328
Long-term investments and other assets(e)	232,948	116,025	56,467	52,316
Goodwill	12,221	12,221	12,221	12,221
Future income taxes(a)(b)(c)(d)(e)(i)	41,002	44,120	2,923	5,154
	1,419,024	1,302,668	1,111,350	1,108,307

Liabilities
Accounts payable and accrued liabilities(b)	227,338	250,888	155,076	157,370
Due to related parties	1,476	1,476	6,439	6,439
Financial instruments liability	-	-	7,056	7,056
Current portion of stock-based compensation liability(j)	5,243	5,684	27,272	27,272
	234,057	258,048	195,843	198,137
Long-term debt	508,849	508,849	353,888	353,888
Asset retirement obligations	83,815	83,815	66,203	66,203
Deferred credit	-	-	6,528	6,528
Stock-based compensation(j)	28,004	35,159	50,729	50,729
Non-controlling interest	549	549	1,338	1,338
	855,274	886,420	674,529	676,823

Shareholders' equity
Common shares(b)	341,071	339,852	198,417	214,053
Retained earnings	222,679	76,396	238,404	217,431
	563,750	416,248	436,821	431,484
	1,419,024	1,302,668	1,111,350	1,108,307

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
($ thousands, except as noted)

CASH FLOWS

	2006		2005
	As Reported	US GAAP	As Reported	US GAAP

Cash flows from operating activities(e)	$182,441	$176,047	$160,689	$119,768

Cash flows from financing activities	268,131	268,131	125,682	125,682

Cash flows used in investing activities(e)	$(436,215)	$(429,821)	$(286,371)	$(245,450)

(a)	Financial Instruments

For US GAAP purposes, Paramount has adopted Statement of Financial Accounting Standards (‘‘SFAS’’) No. 133, as amended, “Accounting for Derivative Instruments and Hedging Activities”. With the adoption of this standard, all derivative instruments are recognized on the balance sheet at fair value. The statement requires that changes in the derivative instrument’s fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Paramount has currently not designated any of the financial instruments as hedges for US GAAP purposes under SFAS 133.

Prior to January 1, 2004, Paramount had designated, for Canadian GAAP purposes, its derivative financial instruments as hedges of anticipated revenue and expenses. In accordance with Canadian GAAP, payments or receipts on these contracts were recognized in income concurrently with the hedged transaction. Accordingly, the fair value of contracts deemed to be hedges was not previously reflected in the balance sheet, and changes in fair value were not reflected in earnings.

Effective January 1, 2004, Paramount has elected not to designate any of its financial instruments as hedges for Canadian GAAP purposes, thus eliminating this US/Canadian GAAP difference in future periods. During the transition, Paramount recognized a deferred financial instrument asset of $3.4 million and a deferred financial instrument liability of $1.8 million as at December 31, 2004 which would not be recorded for US GAAP purposes. The deferred financial instrument asset and liability was amortized to earnings until December 2005 under Canadian GAAP.

(b)	Future Income Taxes

The liability method of accounting for income taxes under Canadian GAAP is similar to the US Statement of Financial Accounting Standard (SFAS) No. 109 ‘‘Accounting for Income Taxes’’, which requires the recognition of future tax assets and liabilities for the expected future tax consequences of events that have been recognized in Paramount’s financial statements or tax returns. Pursuant to US GAAP, enacted tax rates are used to calculate future taxes, whereas Canadian GAAP uses substantively enacted tax rates. This difference did not impact Paramount’s financial position as at, or the results of operations for the years ended December 31, 2006 and 2005.

Accounting for the issuance of flow through shares is more specifically addressed under Canadian GAAP than US GAAP. Under Canadian GAAP, when flow through shares are issued they are recorded based on proceeds received. Upon filing the renouncement documents with the tax authorities, a future tax liability is recognized and shareholders’ equity is reduced for the tax effect of expenditures renounced to subscribers. Under US GAAP, proceeds from the issuance of flow through shares are to be allocated between the sale of the shares and the sale of the tax benefits. The allocation is made based on the difference between the amount the investor pays for the flow through shares and the quoted market price of the existing shares. A liability is recognized for this difference which is reversed upon the renunciation of the tax benefit. The difference between this liability and the deferred tax liability is recorded as income tax expense.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
($ thousands, except as noted)

To conform with US GAAP, common share capital would have to be increased by $6.7 million and accounts payable and accrued liabilities would have to be reduced by $2.3 million with the difference charged to future income tax expense as at and for the year ended December 31, 2006 due to the renunciation in 2006 of tax benefits relating to the flow through shares issued on July 14, 2005. In addition, share capital would have to be reduced by $23.6 million and a corresponding amount of accounts payable and accrued liabilities would have to be recognized as at December 31, 2006 for the difference between the cash proceeds from the issuance of flow through shares on March 30, 2006 and November 28, 2006, and the quoted market value of the shares.

To conform with US GAAP, common share capital would have to be increased by $20.0 million and accounts payable and accrued liabilities would have to be reduced by $7.7 million with the difference charged to future income tax expense as at and for the year ended December 31, 2005 due to the renunciation in 2005 of tax benefits relating to the flow through shares issued on July 14, 2005 and October 14, 2004.

In addition, share capital would have to be reduced by $4.6 million and a corresponding amount of accounts payable and accrued liabilities would have to be recognized as at December 31, 2005 for the difference between the cash proceeds from the issuance of flow through shares on July 14, 2005 and the quoted market value of the shares.

(c)	Property, Plant and Equipment

Under both US GAAP and Canadian GAAP, property, plant and equipment must be assessed for potential impairments. Under US GAAP, if the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, then an impairment loss (the amount by which the carrying amount of the asset exceeds the fair value of the asset) should be recognized. Fair value is calculated as the present value of estimated expected future cash flows. Prior to January 1, 2004, under Canadian GAAP, impairment losses were calculated as the difference between the carrying value of the asset and its net recoverable amount (undiscounted). Effective January 1, 2004, the CICA implemented a new pronouncement on impairment of long-lived assets, which eliminated the US/Canadian GAAP difference going forward.

The resulting differences in recorded carrying values of impaired assets prior to January 1, 2004 result in differences in depreciation, depletion and accretion expense until such time that the related assets are fully depleted under Canadian GAAP. For the year ended December 31, 2006 and 2005, a reduction in depletion expense of $0.5 million ($0.4 million net of tax) and $2.5 million ($1.5 million net of tax), respectively, would have to be adjusted under US GAAP for the depletion expense recognized under Canadian GAAP on properties for which an impairment provision would have been reflected in 2002 and 2001 under US GAAP.

In 2005, Paramount transferred certain properties to Trilogy Energy Trust as part of the plan of arrangement reorganization disclosed in Note 3. The assets that became part of the Trilogy Spinout included certain assets that were impaired in 2002 and 2001 under US GAAP having a total net book value of $21.8 million as at December 31, 2005 under Canadian GAAP, of which 81 percent (or $17.7 million) was charged to retained earnings with the remaining 19 percent (or $4.1 million) capitalized to Investment in Trilogy Energy Trust representing the interest retained by Paramount. Under US GAAP, the full amount of the net book value of such assets should have been charged to retained earnings to recognize their impairment in 2001 and 2002.

(d)	Short-Term Investments

Under US GAAP, equity securities that are bought and sold in the short-term are classified as trading securities. Unrealized holding gains and losses related to trading securities are included in earnings as incurred. Under Canadian GAAP, these gains and losses are not recognized in earnings until the security is sold. At December 31,

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
($ thousands, except as noted)

2006, Paramount had unrealized holding gains of $0.2 million (net of tax - $0.1 million) (2005 - gain of $2.1 million, net of tax - $1.3 million).

(e)	Long-Term Investments and other Assets

In 2005, Paramount transferred certain properties to Trilogy Energy Trust as part of the plan of arrangement reorganization. The assets that became part of the Trilogy Spinout included certain assets that have been impaired in 2001 and 2002 under US GAAP having a total net book value of $21.8 million as at the date of the Trilogy Spinout under Canadian GAAP, of which 81 percent (or $17.7 million) was charged to retained earnings with the remaining 19 percent (or $4.1 million) capitalized to long-term investments and other assets, representing the interest retained by Paramount. Under US GAAP, the full amount of the net book value of such assets would have been charged to retained earnings to recognize their impairment in 2001 and 2002.

During the year ended December 31, 2006, Paramount recognized a dilution gain of $111.3 million ($93.9 million net of tax) relating to its investment in North American Oil Sands Corporation (“North American”), an entity under the development stage. The dilution gain resulted from North American’s issuance of additional shares to other parties. As a result, Paramount recognized $17.4 million of previously unrecognized tax assets.

Under US GAAP, a dilution gain would not be recognized as the investee is an entity under the development stage. This adjustment resulted in Paramount derecognizing the $111.3 million dilution gain, as well as the $17.4 million of tax assets.

(f)	Statements of Cash Flow

The application of US GAAP would change the amounts as reported under Canadian GAAP for cash flows provided by (used in) operating, investing or financing activities. Under Canadian GAAP, dry hole costs of $33.5 million (2005 - $44.9 million) are added back to net earnings in calculating cash flows from operating activities. Under US GAAP, dry hole costs represent cash flows from operating activities and therefore should not be added back to net earnings in calculating cash flows from operating activities.

Under Canadian GAAP, the consolidated statements of cash flows include, under investing activities, net changes in working capital accounts relating to property, plant and equipment, such as accrued capital expenditures payable. Under US GAAP, such changes in working capital accounts are presented as part of cash flows from operating activities. For the year ended December 31, 2006, there would be a decrease of $27.1 million to cash flows used in investing activities related to changes in investing working capital accounts, and an increase in cash flows from operating activities for the same amounts.

For the year ended December 31, 2005, there would be an increase of $4.0 million to cash flows used in investing activities related to changes in investing working capital accounts, and a decrease in cash flows from operating activities for the same amount.

The presentation of funds flow from operations is a non US GAAP terminology.

(g)	Buy/Sell Arrangements

Under US GAAP, buy/sell arrangements are reported on a gross basis. For the year ended December 31, 2006, Paramount had sales of $14.8 million (2005 - $73.7 million) and purchases of $14.0 million (2005 - $73.1 million), related to buy/sell arrangements. The net gain of $0.8 million (2005 - $0.6 million gain) has been reflected in revenue for Canadian GAAP purposes.

(h)	Other Comprehensive Income

Under US GAAP, certain items such as the unrealized gain or loss on derivative instrument contracts designated and effective as cash flow hedges are included in other comprehensive income. In these financial statements, there are no comprehensive income items other than net earnings.

(i)	Reorganization Costs

In connection with the Trilogy Spinout in 2005, Paramount incurred reorganization costs totaling $4.8 million, which were charged to retained earnings under Canadian GAAP. Under US GAAP, reorganization costs are treated as period costs.

In connection with the MGM Spinout, Paramount incurred reorganization costs totaling $1.4 million, which were deferred and capitalized under Canadian GAAP. Under US GAAP, reorganization costs are treated as period costs.

(j)	Stock-based Compensation

Under Canadian GAAP, Paramount uses the intrinsic value method to recognize its liability relating to outstanding stock options issued to certain employees, officers, directors and others. Under US GAAP, US SFAS No. 123(R) was issued in 2005 requiring Paramount to calculate its liability relating to share-based payments using the fair value method effective January 1, 2006. The effect of initially measuring the stock-based compensation liability at its fair value on January 1, 2006 under US GAAP resulted in a reduction of stock-based compensation liability of $0.2 million ($0.6 million net of tax) which is shown as cumulative effect of a change in accounting principle in the statements of earnings and retained earnings. The adoption of SFAS 123(R) also resulted in the increase in compensation cost by $7.4 ($6.8 million net of tax) for the year ended December 31, 2006.

Paramount uses the Black-Scholes method and the following key assumptions in estimating the fair value of stock options:

Risk-free interest rate	4.07%
Maximum expected life	4.5 years
Expected volatility:
Paramount options	42%
Holdco options	33-36%
Expected dividends	Nil

Advisories

Forward-looking Statements and Estimates

Certain statements included in this document constitute forward-looking statements under applicable securities legislation. Forward-looking statements or information typically contain statements with words such as "achieve", "anticipate", "assume", "based", "believe", "can", "continue", "depend", "estimate", "expect", "forecast", "if", "intend", "limit", "may", "plan", "potential", "project", "propose", "prospective", "pursue", "result", "upon", "will", "within" or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements or information in this document include but are not limited to estimates of future capital expenditures, business strategy and objectives, available tax pools, exploration, development and production plans and the timing thereof, operating and other costs, extension of Paramount's Senior Credit Facility, expectations of the timing and quantum of future cash income taxes, expectations as to how Paramount's working capital deficit and planned 2007 capital program will be funded and sensitivities to Paramount's funds flow from changes in commodity prices, future exchange rates and rates of interest, estimated quantities and net present value of oil sands resources, the anticipated timing for seeking regulatory approvals, expectations of growth in production reserves, undeveloped land and timing thereof, and expectations that MGM Energy Corp. will be a publicly listed company and the spin-out transaction contemplated will be completed.

Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect. In addition to other assumptions identified in this document, assumptions have been made regarding, among other things:

- the ability of Paramount to obtain required capital to finance its exploration, development and operations;

- the ability of Paramount to obtain equipment, services and supplies in a timely manner to carry out its activities;

- the ability of Paramount to market its oil and natural gas successfully to current and new customers;

- the timing and costs of pipeline and storage facility construction and expansion and the ability of Paramount to secure adequate product transportation;

- the ability of Paramount and its industry partners to obtain drilling success consistent with expectations;

- the timely receipt of required regulatory approvals;

- currency, exchange and interest rates; and

- future oil and gas prices.

Although Paramount believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Paramount can give no assurance that such expectations will prove to be correct. Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Paramount and described in the forward-looking statements or information. These risks and uncertainties include but are not limited to:

- the ability of Paramount's management to execute its business plan;

- the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas and market demand;

- the ability of Paramount to obtain required capital to finance its exploration, development and operations and the adequacy and costs of such capital;

- fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;

- risks and uncertainties involving the geology of oil and gas deposits;

- risks inherent in Paramount's marketing operations, including credit risk;

- the uncertainty of reserves estimates and reserves life;

- the uncertainty of resource estimates and resource life;

- the value and liquidity of Paramount's equity investments and the returns on such equity investments;

- the uncertainty of estimates and projections relating to exploration and development costs and expenses;

- the uncertainty of estimates and projections relating to future production and the results of exploration, development and drilling;

- potential delays or changes in plans with respect to exploration or development projects or capital expenditures;

- Paramount's ability to enter into or renew leases;

- health, safety and environmental risks;

- Paramount's ability to secure adequate product transportation;

- imprecision in estimates of product sales and the anticipated revenues from such sales;

- the ability of Paramount to add production and reserves through development and exploration activities;

- weather conditions;

- the possibility that government policies or laws may change or governmental approvals may be delayed or withheld;

- uncertainty in amounts and timing of royalty payments and changes to royalty regimes and government regulations regarding royalty payments;

- changes in taxation laws and regulations and the interpretation thereof;

- changes in environmental and other regulations and the interpretation thereof;

- the cost of future abandonment activities and site restoration;

- the ability to obtain necessary regulatory approvals;

- risks associated with existing and potential future law suits and regulatory actions against Paramount;

- uncertainty regarding aboriginal land claims and co-existing with local populations;

- loss of the services of any of Paramount's executive officers or key employees;

- the ability of Paramount to extend its senior credit facility on an ongoing basis;

- the requirement to fulfill obligations not fulfilled by MGM Energy Corp. under the farm-in agreement assigned to MGM Energy Corp. in connection with Paramount's spinout of MGM Energy Corp.;

- the impact of market competition;

- general economic and business conditions; and

- other risks and uncertainties described elsewhere in this annual information form or in Paramount's other filings with Canadian securities authorities and the United States Securities and Exchange Commission.

The forward-looking statements or information contained in this document are made as of the date hereof and Paramount undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

Non-GAAP Measures

In this document, Paramount uses the term "funds flow from operations", "funds flow from operations per share -basic", "funds flow from operations per share - diluted", "operating netback", "funds flow netback per Boe" and "net debt", collectively the "Non-GAAP measures", as indicators of Paramount's financial performance. The Non-GAAP measures do not have standardized meanings prescribed by GAAP and, therefore, are unlikely to be comparable to similar measures presented by other issuers.

"Funds flow from operations" is commonly used in the oil and gas industry to assist management and investors in measuring the Company's ability to finance capital programs and meet financial obligations, and refers to cash flows from operating activities before net changes in operating working capital. "Funds flow from operations" includes distributions and dividends received on securities held by Paramount. The most directly comparable measure to "funds flow from operations" calculated in accordance with GAAP is cash flows from operating activities. "Funds flow from operations" can be reconciled to cash flows from operating activities by adding (deducting) the net change in operating working capital as shown in the consolidated statements of cash flows. "Funds flow netback per Boe" is calculated by dividing "funds flow from operations" by the total sales volume in Boe for the relevant period. "Operating netback" equals petroleum and natural gas sales less royalties, operating costs and transportation. "Net debt" is calculated as current liabilities minus current assets plus long-term debt and stock-based compensation liability associated with Holdco Options. Management of Paramount believes that the Non-GAAP measures provide useful information to investors as indicative measures of performance.

Investors are cautioned that the Non-GAAP Measures should not be considered in isolation or construed as alternatives to their most directly comparable measure calculated in accordance with GAAP, as set forth above, or other measures of financial performance calculated in accordance with GAAP.

Barrels of Oil Equivalent Conversions

This document contains disclosure expressed as "Bcf", "Boe", "MBoe", "MMBoe", "Boe/d", "Mcf", "MMcf/d", "Bbl", "MBbl", "MMBbl" and "Bbl/d". All oil and natural gas equivalency volumes have been derived using the ratio of six thousand cubic feet of natural gas to one barrel of oil. Equivalency measures may be misleading, particularly if used in isolation. A conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the well head.

Paramount is a Canadian oil and natural gas exploration, development and production company with operations focused in Western Canada. Paramount's common shares are listed on the Toronto Stock Exchange under the symbol "POU".

FOR FURTHER INFORMATION PLEASE CONTACT:

C.H. (Clay) Riddell, Chairman and Chief Executive Officer
J.H.T. (Jim) Riddell, President and Chief Operating Officer
B.K. (Bernie) Lee, Chief Financial Officer

Paramount Resources Ltd.
4700 Bankers Hall West
888 3rd Street SW
Calgary, Alberta T2P 5C5
Phone: (403) 290-3600
Fax: (403) 262-7994